SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: March 26, 2014

Wabamisk Project

March 2014

Form 43-101F1

Technical Report

Technical Report and Recommendations

Summer 2013 Exploration Program

Wabamisk Project, Québec

VIRGINIA MINES INC.

March 2014

Prepared by:

Francis Chartrand, geo, Ph. D.

Jérôme Lavoie, B.Eng., M.Sc. A

Virginia Mines

Virginia Mines

Wabamisk Project

March 2014

CERTIFICATE OF QUALIFICATIONS

I, Francis Chartrand, residing at 3976 rue Mathieu d’Amours, Québec, QC, G1Y 2J8, do hereby certify that:

-I am presently employed as a Senior Project Geologist with Virginia Mines Inc., 300 rue St-Paul, bureau 200, Québec, Qc, G1K 7R1.

-I received a Ph.D. in economic geology from the École Polytechnique de Montréal in

1988, a M.Sc. in Geology from École Polytechnique de Montréal in 1983 (Montréal), and a B.Sc. in Geology in 1979 from Concordia University of Montreal.

-I have been working as a geologist since 1979.

-I am an active professional geologist presently registered with the board of the Ordre des Géologues du Québec, permit number 571.

-I am a qualified person with respect to the Wabamisk project in accordance with section 5.1 of the National Instrument 43-101.

-I have been involved in the Wabamisk project since April 2012 and I worked on the property during the summer and fall of 2012.

-In collaboration with other authors, I read all sections and helped in the preparation of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

-I am not aware of any missing information or change, which would have caused the present report to be misleading.

-I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc. I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 28th day of February 2014.

Francis Chartrand, geo, Ph. D.

Virginia Mines

Wabamisk Project

March 2014

I, Jérôme Lavoie, resident at 1304 Richard-Turner, Québec, Qc, G1W 3N2, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 300 rue St-Paul, Suite 200, Québec, Qc, G1K 7R1.

- I have received a B.Sc. in Engineering Geology in 2000 from the Université du Québec à Chicoutimi (U.Q.A.C.) and a M. Sc. A. in Economic Geology in 2008 from Université du Québec à Chicoutimi (U.Q.A.C.).

- I have been working as a geologist in mineral exploration since 2004.

- I am a professional geologist presently registered to the board of the Ordre des Ingénieurs du Québec, permit number #127 127.

- I am a qualified person with respect to the Wabamisk project in accordance with section 5.1 of the national instrument 43-101.

- I have been involved with the Wabamisk project since the summer of 2012.

- I co-authored the present technical report, utilizing proprietary exploration data generated by Mines Virginia Inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia Inc.

- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, QC, this 28th day of February 2014.

Jérôme Lavoie, Eng., M.Sc. A.

Virginia Mines

Wabamisk Project

March 2014

ITEM 1 SUMMARY

9

ITEM 2 INTRODUCTION

11

ITEM 3 RELIANCE ON OTHER EXPERTS

11

ITEM 4 PROPERTY DESCRIPTION AND LOCATION

11

ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY  13

ITEM 6 HISTORY

14

6.1. Property ownership

14

6.2. Previous work

14

ITEM 7 GEOLOGICAL SETTING AND MINERALIZATION

16

7.1. Regional Geology

16

7.2. Property Geology

20

7.3 Mineralization

22

ITEM 8 DEPOSIT TYPES

23

ITEM 9 EXPLORATION

24

9.1 Prospecting, outcrop and boulder sampling

31

9.2 Trenching and channel sampling

38

9.3. Whole-rock survey

86

9.4. Till survey

87

ITEM 10 DRILLING

88

ITEM 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

88

ITEM 12 DATA VERIFICATION

88

12.1 Reference material validation

89

12.1.1. Standard SH65 (1.348 g/t Au)

89

12.1.2. Standard SH69 (1.346 g/t Au)

89

12.1.3. Standard SK62 (4.075 g/t Au)

90

12.1.4. Standard SL61 (5.931 g/t Au)

90

12.1.5. Standard OREAS 203 (0.871 g/t Au)

90

12.1.6. Standard OREAS 208 (9.25 g/t Au)

90

12.1.7 Standard WG1 (1.42 g/t Au)

90

12.2 Blank validation

91

ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

91

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March 2014

ITEM 14 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

91

ITEM 15 MINERAL RESERVE ESTIMATES

91

ITEM 16 MINING METHODS

91

ITEM 17 RECOVERY METHODS

91

ITEM 18 PROJET INFRASTRUCTURE

91

ITEM 19 MARKET STUDIES AND CONTRACTS

91

ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT  91

ITEM 21 CAPITAL AND OPERATING COSTS

92

ITEM 22 ECONOMIC ANALYSIS

92

ITEM 23 ADJACENT PROPERTIES

92

ITEM 24 OTHER RELEVANT DATA AND INFORMATION

93

ITEM 25 INTERPRETATION AND CONCLUSIONS

93

ITEM 26 RECOMMENDATIONS

94

ITEM 27 REFERENCES

95

LIST OF TABLES

Table 1 – Summary of previous work in the Wabamisk project area

14

Table 2 – Grab samples with more than 1.0 g/t Au, 2013 exploration program

25

Table 3 – Location of trenches excavated or enlarged, 2013 exploration program

39

Table 4 – Location, orientation and length of saw-cut channel samples, 2013 exploration program

40

Table 5 – Channel samples with more than 1.0 g/t Au, 2013 exploration program

45

LIST OF FIGURES

Figure 1 – Location of the Wabamisk property, James Bay, Quebec

12

Figure 2 – Location of the Wabamisk property claim blocks

13

Figure 3 – Geology of the Wabamisk property area, after Moukhsil (2000)

19

Figure 4 – Geology of the Wabamisk property as interpreted by Virginia Mines

21

Figure 5 – Location of 2013 cut-line grids, gold showings with more than 1.0 g/t Au and the CIT corridor

26

Figure 6 – Location of outcrops and boulders of the 2013 exploration program

27

Figure 7 – Location of samples for Au, multi-element (MEA) and whole-rock (WRA) analyses of the 2013 exploration program  28

Figure 8 – Location of trenches of the 2013 exploration program

29

Figure 9 – Location of till samples of the 2013 exploration program

30

Figure 10 – Location of gold samples with more than 0.25 g/t Au near the Challenger and Interceptor showings, 2013 exploration program  33

Figure 11 – The Trailblazer showing with location of grab samples and interpreted trace of gold-bearing vein

36

Figure 12 – The Trailblazer showing, trench WB2013TR035, with location of grab samples, channel samples and interpreted trace of gold-bearing vein  47

Virginia Mines

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March 2014

Figure 13 – The Challenger showing, trench WB2013TR039, with location of grab samples, channel samples and interpreted trace of gold-bearing vein  48

Figure 14 – The Interceptor showing, trench WB2013TR040, with location of grab samples, channel samples, detailed geology and interpreted trace of gold-bearing vein  50

Figure 15 – The trench WB2012TR015-ext, with location of grab samples, channel samples and interpreted trace of gold-bearing veins  51

Figure 16 – Channel samples, WB2013TR001

52

Figure 17 – Channel samples, WB2009TR023EXT

53

Figure 18 – Channel samples, WB2009TR024EXT

54

Figure 19 – Channel samples, WB2013TR002

55

Figure 20 – Channel samples, WB2013TR003

56

Figure 21 – Channel samples, WB2013TR004 and WB2013TR005

57

Figure 22 – Channel samples, WB2013TR006

58

Figure 23 – Channel samples, WB2013TR007

59

Figure 24 – Channel samples, WB2013TR008

60

Figure 25 – Channel samples, WB2013TR009

61

Figure 26 – Channel samples, WB2013TR010

62

Figure 27 – Channel samples, WB2013TR011

63

Figure 28 – Channel samples, WB2013TR012

64

Figure 29 – Channel samples, WB2013TR013

65

Figure 30 – Channel samples, WB2013TR014

66

Figure 31 – Channel samples, WB2013TR015

67

Figure 32 – Channel samples, WB2013TR016

68

Figure 33 – Channel samples, WB2013TR017

69

Figure 34 – Channel samples, WB2013TR018 and WB2013TR019

70

Figure 35 – Channel samples, WB2009TR012EXT

71

Figure 36 – Channel samples, WB2013TR020

72

Figure 37 – Channel samples, WB2013TR021

73

Figure 38 – Channel samples, WB2013TR022

74

Figure 39 – Channel samples, WB2013TR023

75

Figure 40 – Channel samples, WB2013TR024

76

Figure 41 – Channel samples, WB2013TR025

77

Figure 42 – Channel samples, WB2013TR026

78

Figure 43 – Channel samples, WB2013TR027 and WB2013TR028

79

Figure 44 – Channel samples, WB2013TR029

80

Figure 45 – Channel samples, WB2013TR030 and WB2013TR031

81

Figure 46 – Channel samples, WB2013TR032

82

Figure 47 – Channel samples, WB2013TR033

83

Figure 48 – Channel samples, WB2013TR034

84

Figure 49 – Channel samples, WB2013TR036 and WB2013TR037

85

Figure 50 – Channel samples, WB2013TR038

86

Figure 51 – Location of WRA samples divided into different lithological groups

87

LIST OF MAPS

Map 1 – Location of outcrops of the 2013 exploration program in pocket

Map 2 – Location of boulders of the 2013 exploration program in pocket

Map 3 – Location of trenches of the 2013 exploration program in pocket

Map 4 – Location of MEA samples of the 2013 exploration program in pocket

Virginia Mines

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March 2014

Map 5 – Location of till samples of the 2013 exploration program in pocket

Map 6 – Location of WRA samples of the 2013 exploration program in pocket

LIST OF PHOTOGRAPHS

Photograph 1 – The Challenger showing, looking SW, with quartz veins cutting altered greywacke

34

Photograph 2 – The Interceptor showing, looking SW, with m-scale quartz vein cutting altered greywacke

35

Photograph 3 – The Trailblazer showing, looking NW, with irregular dm-thick quartz vein at contact of mafic sill or dyke and altered greywacke  37

Photograph 4 – Laminar and deformed aspect of gold-bearing quartz vein at the Trailblazer showing with rusty-coloured alteration envelope  38

Photograph 5 – Close-up of the gold-bearing Interceptor showing, with laminar structure comprising folded fragments of altered greywacke  49

Photograph 6 – Panoramic view of the gold-bearing laminated and deformed quartz vein exposed in the extension of trench WB2012TR015  51

LIST OF APPENDICES

Appendix 1 – Claim list

Appendix 2 – List of abbreviations (extract of MB 96-28)

Appendix 3 – Assay certificates

Appendix 4 – Summary of outcrop and boulder descriptions

Appendix 5 – Grab sample description

Appendix 6 – Analytical results of grab samples

Appendix 7 – Channel sample descriptions

Appendix 8 – Analytical results of channel samples

Appendix 9 – Description and analytical results of till samples

Appendix 10 – Whole rock sample descriptions

Appendix 11 – Whole rock analytical results

Appendix 12 – Process charts and data tables for gold standards

Appendix 13 – Gold concentrations of the blanks

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March 2014

ITEM 1 SUMMARY

The Wabamisk project, situated approximately 290 kilometres north of the town of Matagami in the province of Québec, occurs in the James Bay territory a few kilometres south of the Eastmain River near the evacuator on the Opinaca Reservoir (Figure 1).  In geological terms, the Wabamisk property occurs in the La Grande Subprovince in the central part of the Superior Province, and more specifically in the Lower Eastmain greenstone belt.

From 2005 to 2009, several gold showings were discovered on the Wabamisk property by Virginia Mines. The Isabelle showing, discovered in 2007, is one of the most significant mineralized zones found to-date with values of 6.48 g/t Au over 3.0 m, 4.20 g/t Au over 13.61 m and 316 g/t Au over 1.00 meter from surface channelling. The best drilling results also came from the Isabelle showing with values of 46.5 g/t Au over 4.0 metres from 2010 drilling campaign. Detailed mapping revealed the shear-hosted nature and early timing of the gold mineralization and identified at least 3 phases of deformation.  More recently, field exploration carried out by Virginia in 2010 uncovered several gold showings including 359.6 g/t Au and 15.6 g/t Au in grab samples from the NE part of the property.

Drilling was undertaken during the winter of 2011 but results were not up to expectations.  Following this the summer 2011 exploration program focused on other gold occurrences that had been previously discovered in the area. This led to the discovery of a dozen new Au showings associated with quartz veining and arsenopyrite disseminations within locally altered wacke. Except for the Ross showing that returned values up to 70 g/t Au and the Boomerang showing that returned values up to 27.7 g/t Au, the others returned values between 1.0 to 10.0 g/t Au.

In the summer of 2012 prospecting and mechanical stripping exposed a new, significant gold system characterized by a field of quartz veins with visible gold occurring in a sequence of folded metawackes for over 900 m in strike length.  The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of intense alteration (silica-sericite-sulphide) up to a few metres thick.

The main gold-bearing structure, the Mustang vein, was exposed by trenching for a distance of over 425 m in a SW-NE direction.  As seen at surface, the Mustang vein and its alteration envelope form a slightly sigmoidal structure up to a few metres thick. The vein is oriented WSW-ENE and dips steeply (75°- 80°) to the north.  Many gold grains were found in several locations along the entire length of the Mustang vein. Although sulphides are not generally abundant in the vein, the alteration envelope contains up to 5% disseminated arsenopyrite and a few gold grains.  Values of 9.66 g/t Au over 4 metres, 3.3 g/t Au over 3.5 metres, 1.99 g/t Au over 1 metre, 18.35 g/t Au over 1 metre, 23.28 uncut (11.14 cut) g/t Au over 4.6 metres, 18.15 g/t Au over 1.7 metres, 8.47 g/t Au over 2.4 metres, 4.46 g/t Au over 2.7 metres, 3.71 g/t Au over 3 metres, 10.15 g/t Au over 0.85 metres, 3.6 g/t Au over 5 metres, 7.65 g/t Au over 1.7 metres and 3.29 g/t Au over 2 metres were returned from channel samples spaced at approximately equal intervals along the length of the Mustang vein.

Other mineralized zones just to the NE of the Mustang vein in the Main Stripped zone also returned significant intersections from channel samples, including 3.45 g/t Au over 6.95 metres, 2.47 g/t Au over 6.8 metres, 3.09 g/t Au over 1.3 metres, 5.47 g/t Au over 4 metres and 4.99 g/t Au over 3 metres.  In several cases, these zones appear to be associated with a network of quartz veins and veinlets rather than a single structure as is the case of the Mustang vein.

Mapping and prospecting carried out outside the Main Stripped zone also led to the discovery of other interesting gold showings in several locations on the Wabamisk grid. Most of these showings consist of centimetre- to decimeter-scale quartz veins locally containing visible gold and hosted within variably silicified and chloritized metawackes with traces of sulphides (arsenopyrite and pyrrhotite). Grab samples collected to characterize these new showings returned values varying between 1.6 and 27.6 g/t Au while channel samples yielded results ranging from low values to values of up to 6.73 g/t Au over 2 metres.

In February of 2013 a diamond drill program was undertaken to discover gold-bearing structures at depth.  Three main areas were drilled: (1) the Mustang vein, (2) the Sandpit and east Sandpit, and (3) the Power Line east of the Main Stripped zone.  In all, 29 boreholes were drilled for a total of 4472 metres.  Gold mineralization was cut in

Virginia Mines

Wabamisk Project

March 2014

almost all boreholes and the Mustang and other gold-bearing veins were successfully intersected at depth.  The most significant intersections from the Mustang vein include 3.66 g/t Au over 1.5 m (WB-13-002), 22.65 g/t Au over 2.25 m (WB-13-005) and 3.93 g/t Au over 2.8 m (WB-13-005).  Other significant intersections from the Main Stripped zone include 3.99 g/t Au over 1.1 m (WB-13-005), 1.98 g/t Au over 13.4 m, including 4.14 g/t Au over 4.0 m, (WB-13-015), 5.66 g/t Au over 1.0 m (WB-13-018) and 6.06 g/t Au over 3.2 m and 18.05 over 0.8 m (WB-13-025).  There were no significant intersections over 0.5 g/t Au from the three boreholes drilled near the power line to the east of the Main Stripped zone.

The summer/fall exploration program on the Wabamisk property extended from the beginning of June to the middle of October.  Work on the Wabamisk property was conducted concurrently with work on the adjacent Anatacau property, which is filed in a separate report.  The exploration program consisted of prospecting, mechanical stripping, channel sampling, whole-rock analysis and till sampling on both properties.  This work was done on two cut-line grids upon which a pole-dipole IP survey was completed during the winter of 2013, at the same time as the winter 2013 drilling campaign.  The grids were designed to follow favourable gold-bearing rocks and structures to the NW and SW of the significant gold discoveries (Mustang zone) exposed by trenching in 2012 and drilling in 2013.  Targets for trenching were selected on the basis of their geophysical anomalies, host-rocks and structures.

The 2013 campaign was successful in discovering several new gold showings and extensions of gold mineralization discovered by earlier Virginia programs.  The most significant new result was the discovery late in the summer of a gold-bearing corridor approximately 8 km to the WNW of the Mustang vein.  This corridor, in which the gold showings appear to occur in two clusters at either end, is almost 3 km long along an E-W direction.  The gold occurs in quartz veins, quartz veinlets and to some extent the enclosing altered greywacke wall rock.  For the most part, the host rocks consist of fresh fine to medium grained greywacke which becomes variably silicified, sericitized and chloritized as the veins are approached.  Actinolite and tourmaline are also present.  The altered greywacke is also sulfidized, and disseminated pyrite, pyrrhotite and arsenopyrite form up to 7.5% of the rock.  Native gold occurs as fine to medium grains in the quartz vein and adjacent wall rock.  Locally, several dozen gold grains may be observed in hand sample, and grab samples returned values of up to 278 g/t Au (364347).  Channel samples, however, returned more modest values up to 5.67 g/t Au (364510) over 1.0 m.

The 2013 campaign was also successful in increasing the extent of gold showings that had been previously discovered by Virginia Mines, such as the Powerline and adjacent showings discovered in 2009 and 2011.  These gold-bearing veins occur in greywacke, gabbro and conglomerate to the east of the new gold corridor, and may in fact represent its continuation to the east.  If so, than this corridor would be almost 6 km long and become a significant new target for exploration in the future.

ITEM 2 INTRODUCTION

The purpose of this report is to present exploration work and results from the summer 2013 prospecting and trenching program on the Wabamisk property as well as to provide recommendations for future work.

The technical data relating to exploration on the property is derived from the Virginia Mines database and from the SIGÉOM database of the Ministère des Ressources naturelles et de la Faune which is public information accessible from their website.

This report provides technical geological data relevant to the Wabamisk property in Québec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

Author Francis Chartrand, geo, Ph.D., a senior project geologist for Virginia Mines, is the principal geologist responsible for the Wabamisk project and is the Qualified Person.  Mr. Chartrand has been involved in the project since the summer 2012. During the period covered by this report, Mr. Chartrand spent several weeks on the property directly supervising the exploration program.  Co-author Jérôme Lavoie, B. Eng. and a Virginia Mines project geologist also supervised the exploration program.  Mr. Lavoie also spent several weeks on the property and is also a Qualified Person.

Virginia Mines

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March 2014

Since the Wabamisk project is at an early stage of exploration, this report does not discuss any legal or environmental problems requiring expertise outside of the company.

ITEM 3 RELIANCE ON OTHER EXPERTS

This section is not applicable to this report.

ITEM 4 PROPERTY DESCRIPTION AND LOCATION

The Wabamisk project is located in the James Bay area of Québec, Canada, just to the W and SW of the Opinaca reservoir.  The property is situated 290 kilometres north of the town of Matagami and 60 km NW of the Cree community of Nemaska (Figure 1).  The approximate limits of the property are as follows:

Latitude:

52°00’ to 52°20’ North

Longitude:

76°26’ to 77°00’ West

NTS:

33C/02 (Anatacau Lake) and 33C/07 (Kauputauchechun Lake)

UTM zone:

18 (NAD27), 363646 E to 402039 E; 5762436 N to 5801404 N

As of December 2013 the Wabamisk property consisted of 1004 map-designated claims for a total of 52732.02 hectares (Figure 2). A block of 99 map-designated claims totalling 5219.33 hectares was dropped from the property in early 2013.  The 69-claims block (formerly known as the Lac H property) was acquired from SOQUEM Inc. and Ressources D'Arianne Inc.  The obligations that must be met in order to retain the property and the expiration date of the claims are listed in Appendix 1.

These claims are 100% held by Virginia Mines Inc.  The former 69 claims from Lac H property are subject to royalty, 38 of which are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000.  The 31 remaining claims are subject to a total 1.5% NSR to SOQUEM and D’Arianne.  Half of this royalty (0.75% NSR) is redeemable at any time for $750,000.  All other claims on the property are free of any royalty, back-in rights or other encumbrances and there are no known environmental liabilities.

Virginia Mines

Wabamisk Project

March 2014

Mines Virginia
Wabamisk property
location
Figure 1
Office
Drawing
Scale: 1:1000000
Projection: Longitude / Latitude (NAD 83)
0
10
20
40
kilometres
53°
52°
Wemindji
James Bay
Eastmain
Km 381
Wabamisk
property
EM-1
EM-1-A
Nemaska
Waskaganish
James Bay highway

Figure 1 – Location of the Wabamisk property, James Bay, Quebec.

Opinaca Reservoir
Camp Wabamisk
Km 381
Route Muskeg - EM-1
Mines Virginia
Wabamisk property
Location of claims
Figure 2
Office
Drawing:
Scale: 1:250000
Projection: Longitude / Latitude (NAD 83)
0
2.5
5
10
kilometres

Figure 2 – Location of the Wabamisk property claim blocks.

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Wabamisk Project

March 2014

ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located approximately 60 km northwest of the Cree community of Nemaska (Figure 1), and about 20 km east of the James Bay highway linking Matagami to Radisson.  Two high-voltage (735 kV) power lines run along the eastern edge of the property and a lower-voltage (69 kV) power line crosses the property south of the Eastmain River.

The northern part of the property is accessible by road while the southern part is accessible by air.  The camp may be reached by either the paved James Bay highway to kilometre 395, then along 45 km of all-weather gravel road. Alternatively the camp may be reached via the all-season gravel highway that runs north from Chibougamau to the Nemiscau outpost and north again to the Hydro-Quebec installations along the Eastmain River and beyond to the Opinaca aerodrome (now closed).  This road links up with the gravel road running east from the James Bay highway.  Since the fall of 2007, an ATV trail leads to the central part of the project (northeast part of Anatacau Lake) and also to the Isabelle showing on the southwest shore of Anatacau Lake.  The Opinaca aerodrome lies on the property 2 km southwest of the exploration camp.

Topographic relief on the property is typical for the James Bay area of Québec. It is characterized by gentle relief with rolling hills, abundant lakes, rivers, streams, and swamps and sparse to medium-density conifer forests. Altitudes range between 190 and 310 metres above sea level. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the southern half of the property. Water drains north, towards the Eastmain River.

The ground is snow covered from the end of October to mid-May preventing all fieldwork with the exception of drilling and geophysical survey.

ITEM 6 HISTORY

6.1. Property ownership

The Lac H property was the object of an agreement pursuant to which the Company acquired a 100% interest in the 69 claims constituting the Lac H property, equally owned by SOQUEM Inc. (“SOQUEM”) and D’Arianne, in consideration of the issuance of a total of 50,000 common shares of the Company’s share capital (25,000 to SOQUEM and 25,000 to D’Arianne). Of the 69 claims constituting the property, 38 are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000. As for the 31 remaining claims, they are subject to a total 1.5% NSR to SOQUEM and D’Arianne. Half of this royalty (0.75% NSR) is redeemable, at any time, for $750,000. The claims constituting the Lac H property have been merged with the Wabamisk property owned by the Company immediately west.

6.2. Previous work

Table 1 summarises all the work done in the project area to-date.

Geological Survey of Canada (1897)

- Geological reconnaissance work in the Eastmain River Area (Low, 1897)

Dome Mines Ltd (1935-36)

- Geological reconnaissance and prospecting work (McCrea, 1936)

-Trenching and drilling (Dome A and K gold showings)

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March 2014

Geological Survey of Canada (1942)

-Eastmain preliminary map (Shaw 1942)

Geological Survey of Canada (1966)

-Systematic regional mapping, Scale 1: 1 000 000 (Eade)

Ministère des Richesses Naturelles du Québec (1968)

-Geological mapping of NTS sheet 33B/04, 33B/03 and the eastern part of 33C/01 at scale 1:50 000. (Carlson et al., 1968)

Ministère des Richesses Naturelles du Québec (1978)

-Mapping of the lower Eastmain volcanogenic belt, scale 1:100 000 (Franconi 1978)

Société de développement de la Baie-James (SDBJ) (1970-1981)

-Evaluation of the mineral potential of the James Bay Region (Vallières, 1988)

-Regional lake-bottom sediment survey

Various companies (1986-1989)

Prospecting, trenching and drilling by various companies.

Virginia Gold Mines(1996)

-Reconnaissance work

Ministère des Ressources Naturelles du Québec (1998-2001)

-Geological mapping of NTS sheets 33C/01, 33C/02, 33C/07 and 33C/08, scale 1:50 000 (Moukhsil, 2000;

Moukhsil et al, 2002)

Cambior (2005-2006)

-Prospecting, mapping, EM-Mag Survey, lake-bottom sediment survey, till sampling survey (Caron 2006 and 2007)

Ministère des Ressources Naturelles du Québec (2010-2011)

-Airborne Magnetic survey (D’Amours, 2011)

Virginia Mines (2006)

-Prospecting, geochemical survey (Cayer and Ouellette, 2007)

-Airborne Magnetic survey (997 linear km)

-Airborne Radiometric survey (K,U,Th) (550km)

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March 2014

Virginia Mines (2007)

-Prospecting, mapping, trenching and channelling (Oswald, R., 2008)

-Ground Magnetic (54 km) and IP survey (46km) (Tshimbalanga, 2008 a and b)

Virginia Mines (2008)

-Drilling (240 meters), prospecting and channeling (Cayer and Oswald, 2009)

Virginia Mines (2009)

-Trenching, channeling and prospecting (Poitras, 2010)

Virginia Mines (2010)

-Drilling (4214 meters) (Poitras, 2011)

-Ground Magnetic survey (138km)

-IP survey (108 km)

-Prospecting, trenching and channelling

-Till survey (52 samples)

Virginia Mines (2011)

- Prospecting (1236 grab samples were collected and 1156 outcrops described) (Savard et al., 2012)

- Trenching, channel sampling and mapping (19 trenches covering 156.60 square meters) (Savard et al., 2012)

- Drilling (Vachon and Ouellette, 2012)

- High-definition magnetic airborne survey (1835 linear kilometers) (St. Hilaire, 2011)

- Till survey (52 samples)

- SGH (Soil Gas Hydrocarbon) and humus survey on Isabelle showing (511 samples) (Sutherland, 2011,                    Charbonneau, 2012)

Virginia Mines (2012)

- Pole-dipole IP survey on new Wabamisk grid (171.95 line-km) (Dubois, 2012)

-High resolution helicopter-borne magnetic survey, Wabamisk, Anatacau and Opinaca properties (4981 line-km) (St.   Hilaire, 2012)

-Prospecting on the Wabamisk grid (441 outcrops, 650 grab samples), (Chartrand et al., 2013)

-Excavation, sampling and mapping of stripped zones (98 grab samples, 2186 channel samples from 228 channels)

(Chartrand et al, 2013)

Virginia Mines (2013)

-Pole-dipole IP survey on extensions of the Wabamisk grid to the NW and SW (89.3 line-km; Dubois, 2013)

-Diamond drilling (29 boreholes, 4475 m) adjacent to and in the Main Stripped zone; Chartrand and Simard, 2013)

Virginia Mines

Wabamisk Project

March 2014

Table 1 - Summary of previous work on the Wabamisk project

ITEM 7 GEOLOGICAL SETTING AND MINERALIZATION

7.1. Regional Geology

The Wabamisk project is located in the James Bay region within in the central Superior Province.  Four geological subprovinces of Archean age are present from north to south: the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of metamorphosed volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Wabamisk property is underlain by rocks of the La Grande subprovince (Figure 3).

The La Grande subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca subprovince to the west, forming a large crescent. The geological contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneiss. No ductile faults are reported along the contact zone. The La Grande subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two greenstone belts, the La Grande (LGGSB) and the Middle and Lower Eastmain greenstone belt (MLEGSB). The Wabamisk property overlies the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km, is 10 to 70 km wide, and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbro to monzogranite.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The Natel Formation is part of the second volcanic cycle (2739-2720 Ma) and is composed of komatiite, komatiitic basalt, and massive to pillowed tholeiitic basalt and andesite.

The Anatacau-Pivert Formation, which occurs in the project area, forms the third volcanic cycle (2720-2705 Ma).  This formation is composed of metabasalt, amphibolitized andesite, rhyolite and tuff. The entire assemblage is overlain by sedimentary rocks including siltslate, mudslate, wacke and conglomerate. Volcanic activity in this cycle was accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesite. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are intercalated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Moukhsil and Doucet, 1999).

Two periods of sedimentation occurred after these volcanic cycles, and were accompanied by various episodes of plutonic magmatism.  The Wabamisk Formation (>2705 Ma) was deposited during the first period of sedimentation.  Its base is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff.  The top of the Wabamisk Formation consists of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.  According to Moukhsil et al. (2003), the Wabamisk Formation overlies the older rocks in erosional discordance.

The dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), formed during the second sedimentary period, is dominated by paragneiss.  Most of the paragneiss (80%) is derived from greywacke, with the balance

Virginia Mines

Wabamisk Project

March 2014

derived largely from pelite.   The Auclair Formation is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca subprovince.

Tonalitic to granodioritic plutons are grouped into three categories, synvolcanic, syntectonic, or post- to late-tectonic. Gabbro dykes crosscut all of the above.

Previous work conducted in the MLEGSB outlined three phases of deformation. The first (D1) is characterized by an E-W-trending schistosity ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity which is broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions and is less penetrative and thus not as obvious on a regional scale.  It is mostly visible in metasedimentary rocks in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism.  Given the age of the Nemiscau subprovince (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

Virginia Mines

Wabamisk Project

March 2014

Pmlb I3B
I3A
A3 I2J[PP]
A2 I3A
Akal4 I1L
Akal2 I1C[EN]M4
Akal3 I1M[PO]MG
Akal1 I2F
Aupu3 I1C[PO]
Aupu2 I1D
Aupu1 I2F
Acal1 I1D-I1C
Amis3 I1M
Amis2 I1C-I1G
Amis1 I1D-I1G
Acey3 I1M
Acey2 I1C
Acey1 I1D
Alec2 I1D
Alec1 I2J
Atuc1 I1D-I1C
Akwa3 I1M
Akwa2 I1C-I1G
Akwa1 I1D[EN]M4
Awek3 I2E
Awek2 I1C
Awek1 I1D
Ausk3 I2E
Ausk2 I1C
Ausk1 I1D
Al M4
Aal3 V1[TU]
Aal1 M4
Awb6 S1C
Awb5 S4A-S4D
Awb4 S4F
Awb3 V1[TU]-V2[TU]
Awb2 V2[TU]
Awb1 V3B(M16)-M16
Aka3 V2
Aka2 V2
Aka1 V3B
Aku1 V3B-M16
Ako2 V2J
Ako1 V3B(M16)-M16
Anp7 S6C-S6F-S4
Anp6 V2[TU]
Anp5 S9B-S9E-S9D
Anp4 V1B-V1C
Anp2 M16,GR
Anp3 V2J-V2D
Anp1 V3B(M16)-M16
390 000 mE
400 000 mE
410 000 mE
420 000 mE
…aca
…ervoir
5 790 000 mN
5 780 000 mN
5 770 000 mN
Camp Wabamisk
2013 NE grid
2012 grid
2013 SW grid
Route Muskeg - EM-1
Mines Virginia
Wabamisk property
Geology and position
of grids
Figure 3
Date: 2013-10-…
Author: Ichartrand
Office
Drawing
Scale: 1:250000 Projection: Longitude / Latitude (NAD 83)
0 2.5 5 10
kilometres

Figure 3 - Geology of the Wabamisk property area, showing position of 2012 and 2013 grids.  Geology after Moukhsil (2000).  See Moukhsil (2000) for lithostratigraphic abbreviations.

Virginia Mines

Wabamisk Project

March 2014

7.2. Property Geology

Mapping conducted from 2006 to 2012 has improved the understanding of the lithologies on the Wabamisk property (Figure 4).  The mapping of outcrops during this time allowed Virginia to refine the geology of the property within the framework proposed by geologists of the provincial government (Moukhsil, 2000).  The geology of the property is summarized below from stratigraphic base to top.  The regional metamorphic grade observed in volcanic and sedimentary rocks on the Wabamisk property is generally the amphibolite facies and the greenschist facies.

The Anatacau-Pivert Formation forms a NE-SW oriented band across the SE part of the main block of the property.  On the adjacent Opinaca property to the east the sheared contact zone between amphibolitized basalt and siliciclastic rocks at the top of the formation hosts significant gold mineralization that occurs in several zones.  On the adjacent Wabamisk property, only a few gold showings have been found to date in rhyolite and rhyodacite (Lac H volcanic complex) and siltslate, mudslate and chert.  Trenching and mapping by Virginia Mines has revealed the presence of abundant mafic lava, gabbro, siltslate, mudslate and felsic lava in the Anatacau-Pivert Formation. Other subordinate lithologies such as lapilli tuff, arenite, mudrock, exhalite, ultramafic intrusives and QFP dykes were also recognized.

The Wabamisk Formation forms a NW-SE oriented belt across the NW part of the property.  This formation is characterised by mafic lavas, intermediate to felsic tuff and sedimentary rocks ranging from conglomerate to arkose. According the government the younging direction is from the north to south, passing from amphibolitized basalt and intermediate tuff to felsic tuff up-section.

The sedimentary Auclair Formation consists of paragneiss and weakly metamorphosed sedimentary rocks such as arenite, wacke and iron formation.  It forms a large crescent-shaped band across the property.  Most of the gold mineralization on the property occurs within rocks of this formation.

Plutonic bodies of varying age occur along outboard areas and margins of the property, and in general these bodies were not routinely mapped by Virginia Mines’ geologists.  For instance, the core of the Aupiskach tonalitic intrusive in the south part of the project area was not mapped, although its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation.  The Kapiwak pluton was observed in rocks adjacent to the Auclair Formation in the western part of the property.  The Kawachusi pluton is present at the north contact of the Wabamisk Formation and it marks the northern limit of the property.

Mapping by Virginia geologists has over the years refined the nature and position of geological contacts presented on the government maps to reveal that sedimentary rocks are probably more abundant than previously reported.  The geology of the property has also been reinterpreted using a high definition magnetic airborne survey.  The Virginia interpretation, as shown in Figure 4, recognizes the existence of a folded package of interlayered siliciclastic metasedimentary rocks (greywacke, siltstone, mudstone, arenite and conglomerate), iron formation and gabbro across the central part of the property.

Gold occurs almost exclusively in quartz veins accompanied by locally intense alteration that formed varying amounts of quartz, sericite, feldspar, chlorite, biotite and tourmaline. Some gold also occurs in the altered host-rocks which consist predominantly of greywacke and arenite. Veins and host-rocks are deformed and show evidence of N-S shortening accompanied by transposition. This deformation gives rise to folded veins and/or boudinage along transposition planes.  Not all veins have undergone the same degree of deformation. Some early veins are strongly dismembered, whereas later veins show little evidence of deformation.

Virginia Mines

Wabamisk Project

March 2014

Opinaca
Reservoir
385 000 mE
390 000 mE
395 000 mE
5 805 000 mN
5 800 000 mN
5 795 000 mN
5 790 000 mN
5 785 000 mN
5 780 000 mN
5 775 000 mN
5 770 000 mN
5 765 000 mN
5 760 000 mN
I2J
I1M
I2F
I1D
I1C
S6
S2-S3
S4
S9
I1G
V2 (TU)
V1-V2
V1B
I3A-I2J
V3B-(M16)
V3B-M16
MInes Virginia
Wabamisk property
Lithological map
Figure 4
Office
Drawing:
0
2
4
8
kilometres

Figure 4 - Geology of the Wabamisk property as interpreted by Virginia Mines.

7.3 Mineralization

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil and al., 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB, and include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic showings (Cu, Zn, Ag, Au), and magmatic showings such as porphyry-mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Virginia Mines

Wabamisk Project

March 2014

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits Au, As, Sb) related to D1 and D2 phases of deformation. This category also includes gold deposits associated with oxide- or silicate-facies iron formation (Au, As). Finally, the few post-tectonic occurrences that are present correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Wabamisk property. Pyrrhotite and arsenopyrite are the most common sulphide minerals, followed by pyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations, replacements and occasionally as thin mm- to cm-scale veins and veinlets.

In iron formation, pyrrhotite is the dominant iron sulphide (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Disseminated arsenopyrite (<10%) occurs mostly in metasedimentary rock in the north-central part of the property. Very high arsenopyrite percentages are occasionally observed in mafic lavas and tuffs associated with QFP dykes and quartz-tourmaline veins. Most gold anomalies are associated with mafic lavas or metasedimentary units that have been cross-cut by quartz veins and veinlets.

The Isabelle showing, discovered by Virginia Mines in 2007, consists of a series of parallel, steeply-dipping, N-S striking laminated fault-fill quartz veins in a fine- to coarse-grained greywacke. The gold-bearing veins are contained in an envelope that is 10-20 m thick that has been exposed at surface over a strike length of 80 m (Poitras, 2010). Very little sulphide mineralization (<1% pyrrhotite, pyrite and chalcopyrite) is associated with gold mineralization. Visible gold is common.  The greywacke is cross-cut by syn-deformation and syn-mineralization feldspar porphyry dykes up to 4 m thick.  Some of the best gold grades occur in quartz veins cross-cutting the feldspar porphyry.  The mineralized sedimentary rock is in faulted contact with metabasalts to the west and an intrusive contact with an undeformed granodiorite-tonalite pluton to the east.  Down-dip mineral lineations observed on the walls of the gold-bearing veins indicate emplacement in a reverse fault. This faulting event has also created folds with horizontal fold hinges. The veins were subsequently folded to create tight folds with vertical fold hinges.  These two orthogonal deformation events created distinct, circular interference patterns in the fine-grained sedimentary rocks (Poitras, 2010).  Moderate to weak biotite alteration is observed in the wall rock adjacent to the gold bearing quartz veins and weak to moderate garnet alteration is observed in the hanging wall of the steeply east-dipping zone.

The Main Stripped area at Wabamisk was the most significant mineralization zone discovered during the summer of 2012 by Virginia Mines, and was the focus of the winter 2013 drill program. Visible gold in quartz veins and in altered wacke was identified over a lateral distance of 850 metres within this system, which remains open towards the east, west and at depth. The gold mineralization consists of variably deformed generations of veins occurring within folded metasedimentary rocks. The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of alteration several centimetres to a few metres wide composed of quartz-feldspar-sericite-chlorite. This alteration assemblage confers a bleached and locally banded and fragmented texture to the greywacke.  The mineralization is structurally controlled and formed in sheared and foliated zones, fractures, stockworks, breccias and fold hinges. Pyrrhotite is the dominant sulphide mineral followed by arsenopyrite and pyrite. Locally, traces of chalcopyrite were found. Very little sulphide mineralization is present in the quartz veins (<3%). Disseminated mineralization up to 15% occurs mainly in vein walls and pervasively in the greywacke near the veins.  Pyrrhotite occurs as fine millimetre-scale stringers parallel to the main schistosity.  Arsenopyrite is localized mainly in the walls of gold-bearing veins, but trace to 10% arsenopyrite locally occurs as disseminated grains along the main schistosity.  It is usually found as hypidiomorphic to idiomorphic crystals greater than 0.25 mm in diameter. Pressure shadows created by these grains are filled by pyrrhotite. When mineralization is found in quartz veins, it often forms clusters. Disseminated mineralization occurs in different modes including replacements and in breccia, stockwork, clusters, veins and veinlets.

Gold occurs as isolated to clustered grains and more rarely as veinlets up to a few millimetres long.  It is found in quartz veins at the contact between altered wall rock and the vein itself. In some cases, gold is directly associated with arsenopyrite, either enclosed in the grains of sulphide or surrounding them.  In the Mustang vein, gold grains locally form trains of between 5 to 30 grains in the main schistosity plane and parallel to the chlorite-sericite laminae in the quartz vein.

Virginia Mines

Wabamisk Project

March 2014

ITEM 8 DEPOSIT TYPES

Orogenic lode-gold mineralization is the main deposit type being sought by Virginia Mines on the Wabamisk property. Although these deposits can occur in any lithology, the exploration program paid particular attention to sedimentary rocks given that both the Éléonore deposit and the Isabelle zone occur in greywacke.  The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images.  Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.  It is important to bear in mind that in orogenic systems, there may be coexistence of sterile veins and auriferous veins. Thus sampling all the veins is essential.

Cu-Au porphyry deposits are the secondary deposit type being investigated on the Wabamisk property.  Several Cu-Au ± Ag veins have been identified in the northern and central portions of the property which are spatially related to feldspar porphyry dykes and or intrusions.  No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones.  For both types of deposit exploration by Virginia Mines is heavily dependent on foot traverses, grab and boulder sampling and outcrop descriptions. Once a gold showing has been identified exploration then proceeds with stripping, channel sampling, detailed mapping and drilling.

ITEM 9 EXPLORATION

During the month of January 2013 two grids totalling 102.2 line-kilometres were cut on the property to facilitate future IP surveys, prospecting and mapping (Figure 5).  The lines were spaced at 200 m intervals.  One grid was cut to extend the existing Wabamisk grid to the NE, and the other to extend the Wabamisk grid southwestward to the north of Anatacau Lake.

During February and March of 2013 Abitibi Geophysics of Val-d’Or completed an 89.3 line-kilometre pole-dipole IP survey on these two new grids.  One hundred and thirteen IP anomalies were interpreted from the data by Martin Dubois, geo, B.Sc., senior geophysicist with Abitibi Geophysics.  This data was used to guide the summer 2013 trenching campaign.  Details of this campaign and the IP survey are filed as separate reports.

The 2013 Wabamisk exploration program, which was undertaken from the beginning of July to the middle of October, consisted of prospecting, trenching and channel sampling, till sampling and whole-rock sampling.  This work was for the most part carried out on the central part of the 2012 grid, the NW extension of the Wabamisk grid and in an area adjacent to the western part of the NW grid.  In addition, a geological map at the scale of 1:2500 was completed in an area centered on the Main Stripped zone gold mineralization exposed by trenching in 2012.  This work, the subject of a M.Sc. A. study undertaken by Anne-Marie Beauchamp at INRS in Québec City under the direction of doctors Benoit Dubé and Michel Malo, will not be discussed further in this report.

Exploration work during the summer was supervised by geologists Francis Chartrand and Jérôme Lavoie.  Geologist Isabelle Roy and trainee geologists Tonny Girard and Simon Hébert supervised the late summer and fall portions of the program during which time the whole-rock and till surveys were completed.  These five are full-time employees of Virginia Mines. Trainee geologists Anne-Marie Beauchamp, Audrey Roussel-Lallier, Jean-François Dupuis, Antoine Fecteau, Charles Gaumond and Julien Avard were involved with the project as well.  The geology students that worked on the project were Émilie Gosselin, Alexandre Martel, Alexandre Rodrique and Jeanne Lavoie.  Technical and logistical support was supervised by David De Champlain, assisted by Paul-Émile Poirier, Martin Gagnon and trainee Sebastian Forget. Marie-Pier Savard and Alain Piché worked as the cooks.  Helicopter support was provided by Héli-Explore of La Sarre, Québec and Wapchiwem Helicopters of Radisson, Quebec. Finally, the excavator used to dig the trenches was provided by Felco Excavation from St-Félicien, Québec.

Note that the exploration work was interrupted from July 4th to July 10th when the camp was evacuated as a safety precaution due to the intense forest fires that burned through the general area.

Virginia Mines

Wabamisk Project

March 2014

Assay certificates from prospecting grab samples, whole-rock samples and channel samples are presented in Appendix 3.  Outcrop and boulder descriptions are summarized in Appendix 4.  Grab sample descriptions are presented in Appendix 5, while their analytical results are found in Appendix 6.  Channel sample descriptions in the form of logs are found in Appendix 7, while their analytical results are shown in Appendix 8.  Results of the till survey are found in Appendix 9.  WRA sample descriptions and analytical results are presented in appendices 10 and 11, respectively.  Process charts for the gold standards used during the campaign are presented in Appendix 12, while the gold concentrations in the blanks are shown in Appendix 13.

During the prospecting phase, a total of 850 grab samples for gold and multi-element analyses were collected from 718 outcrops and 47 boulders (figures 6 and 7, maps 1, 2 and 4). The most significant values (greater than 1.0 g/t Au) obtained by prospecting are presented in Table 2.

A total of 47 trenches were excavated during the summer (Figure 8, figures 11-15, 17 to xxx and Map 3).  Seven of these were extensions of trenches that had been previously excavated by Virginia Mines during earlier campaigns. These trenches cover an area of 17085 m2.  In all, 1600 samples were collected from 1526.5 m of channels in these trenches.  Most of the samples were 1 m in length.  Trench location and channel parameters are presented in tables 3 and 4, respectively.  The most significant results for gold are presented in Table 5.

A few days prospecting was also done by helicopter on the block of claims to the NE of the main property just to the north of the Eastmain River, as well as on another block at the southern limit of the property.  This work was done to see if sedimentary rocks similar to those that host the gold mineralization at Wabamisk were present.

An orientation till survey and a whole-rock survey were also undertaken during the latter part of the summer and into the early fall.  The till was sampled in five areas down-ice from existing gold showings (Figure 9).  For the till survey a total of 223 till samples of 1-kg each were analyzed for gold and multi-elements (Map 6).  Gold grains in the till samples were also counted and described.  Lastly, 180 samples of unaltered or least-altered rock for whole-rock analysis were taken more-or-less systematically across the property (Figure 7 and Map 5).

Table 2 – Gold results greater than 1 g/t from the 2013 exploration program

Virginia Mines

Wabamisk Project

March 2014

CIT gold corridor
4,16
6,93
8,63
3,25
3,99
1,61
278
66,8
4,28
2,14
29,7
1,775
Lake Nikawin
2013NW grid
Main Stripped zone
2012 grid
2013 SW grid
Wabamisk property
Anatacau property
384 000 mE
386 000 mE
388 000 mE
390 000 mE
392 000 mE
394 000 mE
5 780 000 mN
5 778 000 mN
Au > 1 g/t (2013)
Au > 1 g/t (2006-2012)
I2J
I1M
I2F
I1D
I1C
S6
S2-S3
S4
S9
I1G
V2 (TU)
V1-V2
V1B
I3A-I2J
V3B-(M16)
V3B-M16
Mines Virginia
Geology and gold showings, Wabamisk grid
Date: 2014-01-10
Drawing:
Scale: 1:50000
0
0,5
1
2
kilometres

Figure 5 – Location of 2013 exploration grids with gold showings greater than 1.0 g/t and CIT gold corridor, Wabamisk property.

Virginia Mines

Wabamisk Project

March 2014

Mines Virginia
Gold showings, outcrops and boulders
Date: 2014-01-10
Author: fcharland
Office
Drawing
Scale: 1:50000
Projection: UTM Zone 15 (NAD27 for Canada)
0 0.5 1 2
kilometres
Au > 1 g/t
Outcrop, boulder
I2J
I1M
I2F
I1D
I1C
S6
S2-S3
S4
S9
I1G
V2 (TU)
V1-V2
V1B
I3A-I2J
V3B-(M16)
V3B-M16
Wabamisk property
Anatacau property
382 000 mE
384 000 mE
386 000 mE
388 000 mE
390 000 mE
392 000 mE
394 000 mE
5 784 000 mN
5 782 000 mN
5 780 000 mN
5 778 000 mN
5 776 000 mN

Figure 6 – Location of outcrops and boulders, 2012 and 2013 grids

Virginia Mines

Wabamisk Project

March 2014

Mines Virginia
Gold showings
and rock samples
Au-multi-element
and whole-rock
Date: 2014-01-10
Scale: 1:50000
Projection: UTM Zone 18 (NAD27 for Canada)
0
0.5
1
2
kilometres
Au > 1 g/t
WRA sample
Au + multi-element sample
I2J
I1M
I2F
I1D
I1C
S6
S2-S3
S4
S9
I1G
V2 (TU)
V1-V2
V1B
I3A-I2J
V3B-(M16)
V3B-M16
Wabamisk
property
Anatacau
property
384 000 mE
386 000 mE
388 000 mE
390 000 mE
392 000 mE
394 000 mE
5 782 000 mN
5 780 000 mN
5 778 000 mN

Figure 7 – Location of rock samples for Au + multi-element analysis and whole-rock analysis, 2012 and 2013 grids

Virginia Mines

Wabamisk Project

March 2014

382 500 mE
385 000 mE
387 500 mE
390 000 mE
392 500 mE
395 000 mE
397 500 mE
5 785 000 mN
5 782 500 mN
5 780 000 mN
5 777 500 mN
Wabamisk property
Anatacau property
Trench
I2J
I1M
I2F
I1D
I1C
S6
S2-S3
S4
S9
I1G
V2 (TU)
V1-V2
V1B
I3A-I2J
V3B-(M16)
V3B-M16
Mines Virginia
Location of trenches
0 0.5 1 2
kilometres

Figure 8 - Location of trenches excavated in 2013, Wabamisk property

Virginia Mines

Wabamisk Project

March 2014

CIT gold corridor
2013NW grid
Main Stripped zone
2012 grid
Wabamisk property
Anatacau property
2013 SW grid
384 000 mE
386 000 mE
388 000 mE
390 000 mE
392 000 mE
394 000 mE
5 782 000 mN
5 780 000 mN
5 778 000 mN
Au > 1 g/t (2013)
Au > 1 g/t (2006-2012)
I2J
I1M
I2F
I1D
I1C
S6
S2-S3
S4
S9
I1G
V2 (TU)
V1-V2
V1B
I3A-I2J
V3B-(M16)
V3B-M16
Mines Virginia
Gold showings
and till samples
Wabamisk grid
Date: 2014-01-10
Office
Drawing
Scale: 1:50000
Projection: UTM Zone 18 (NAD 27 for Canada)
0
0.5
1
2
kilometres

Figure 9 – Location of till samples and gold showings ≥ 1.0 g/t Au

Virginia Mines

Wabamisk Project

March 2014

9.1 Prospecting, outcrop and boulder sampling

A total of 850 grab samples for gold and multi-element analyses were collected from 718 outcrops and 47 boulders (figures 6 and 7, maps 1, 2 and 4). The most significant values (greater than 1.0 g/t Au) are presented in Table 2.  Prospecting was undertaken in three main areas during the summer and fall of 2013, on the central portion of the 2012 grid, on part of the 2013NW grid, and an area to the SW of the 2013NW grid.  It was the latter prospecting that resulted in the discovery of part of the new gold-bearing trend, the CIT corridor (an acronym for new showing’s names, Challenger-Interceptor-Trailblazer). The location of outcrops, boulders and samples are shown on figures 6 and 7 and on maps 1, 2 and 4 (in pocket).  In order to streamline the rock description, the prefix “meta” will be dropped from the rock names from herein.

The rocks on the 2012 and 2013 cut-line grids have been metamorphosed to the greenschist facies and, moving to the west, to the amphibolite facies.  Multiple generations of folds and faults have affected the rocks in the area.  In general, the bedding and S1, which are oriented in a more-or less NW-SE direction, have been refolded, transposed and faulted along a NE-SW direction.  Thus, the dominant rock fabric (long axes of cobbles and pebbles, the dominant schistosity SP, P2 axial planes, transposition planes) are oriented at 250o with steep dips to the north.  A third phase of folding, manifesting itself as a crenulation cleavage and open folds, are locally observed.

For the most part, the rocks encountered during prospecting in 2013 were dominated by sedimentary units, specifically greywacke with lesser siltstone, arenite, conglomerate and iron-rich siliceous beds.  These rocks are intercalated with basaltic lava and injected by gabbroic to pyroxenitic sills and dykes that very in thickness from less than 1 m to several metres.  There are also minor intrusions of diorite locally present on the NW grid.

The greywackes occur as massive to graded beds that form homogeneous sequences, as well as occurring with intercalations of arenite and siltstone.  Bedding varies in thickness from the m-scale down to the cm-scale and thinner, forming laminations.  Bedding structures such as grading, cross-bedding and erosional surfaces are locally present.  The greywackes are composed of detrital monocrystalline and polycrystalline quartz, feldspar and minor lithic fragments in a fine-grained matrix now composed of chlorite, biotite, white mica, epidote and Fe-Ti opaques.  The arenites have essentially the same mineralogy as the greywackes but with more feldspar in the framework and less matrix.  Very minor quantities of disseminated iron sulfides are generally present in the rock as well.

The siltstones are composed of fine- to very-fine grained quartz, feldspar, biotite and white mica in a clay matrix.  They are generally homogeneous and locally interbedded with thin argillite horizons.  The conglomerates are polygenic and for the most matrix-supported.  The fragments are dominated by felsic and mafic rock.  Minor disseminated iron sulfides are present in most of the beds, imparting a rust-coloured stain to the rock.  The conglomeratic beds also show the effects of deformation, as the fragments are flattened parallel to the dominant schistosity plane.  The conglomerates are most common on the 2013NW grid where they form a discontinuous band oriented NE-SW.

The mafic rocks are generally composed of medium-grained actinolite, chlorite, plagioclase and opaque minerals (Fe-Ti oxides, Fe-sulfides).  They are generally massive and foliated, with deformed pillows occurring locally.

At least three generations of quartz veins were observed, early veins that are subparallel to straight and folded bedding, axial plane veins that are almost always straight, and late veins that occur with minor faults that cut the older veins.  Subhorizontal veins are also present, but their relationship with the other veins is unclear.

As mentioned above, the host rocks of the quartz veins are locally altered.  Siliciclastic rocks such as the greywackes tend to be less altered than the more reactive mafic rocks.  In any case the alteration appears to be limited to a few cm to dm around the veins depending on the thickness of the quartz vein.  The most common alteration appears to be silicification.  Other alteration minerals include actinolite, sericite, biotite and tourmaline.  Disseminated pyrrhotite, pyrite and arsenopyrite also form with these silicates.  Arsenopyrite in particular appears to be associated with gold mineralization, forming mm-scale idioblastic crystals that compose up to 20% of the alteration envelope around the vein.  An assemblage of actinolite-garnet-feldspar-carbonate also forms discontinuous bands parallel to bedding, and thus appears to be a more widespread type of alteration.

Virginia Mines

Wabamisk Project

March 2014

Of the 850 grab samples taken on the Wabamisk property this summer, 281 had gold values above the detection limit of 5 ppb Au.  Of these, 29 had gold values greater than 0.25 g/t, and of the latter group 12 had values above 1.0 g/t Au.  The highest gold value, 278 g/t Au, came from a sample of a quartz vein with visible gold at the Challenger showing.

Several new significant gold showings were discovered in 2013 just to the north of Lake Nikawin.  These are aligned along a 2.75 km long E-W axis that is called the CIT corridor.  Three main showings, each with visible gold grains, comprise the corridor, the Challenger and Interceptor showings to the west, and the Trailblazer showing to the east.  These showings occur in the same general area as a few other older showing discovered by Virginia Mines over the past few years.  Together, these showings form a lineament over 5.75 km long.

The Challenger showing (Figure 10, photo 1) was discovered by prospecting in the latter part of the summer of 2013.  It is composed of several dm- to m-scale quartz veins that are oriented SW-NE and that dip steeply to the north for the most part.  The veins are injected parallel and subparallel to the schistosity planes of the greywacke, which is the dominant host-rock.  The veins are discontinuous along the injection planes, where they pinch and swell to form pods several metres in length.  One of these veins has scores of fine- to locally medium-grained gold disseminations.  This vein measures over 7 m long by 20 cm thick.  Gold samples such as these are responsible for the Bonanza-style grades up to 278 g/t Au (364347) in grab samples.  Other grades are less spectacular, ranging from several 10s of grams per tonne down to sub-gram values.  Within a few decimeters of the veins the host greywacke is partially altered to quartz-sericite-actinolite-chlorite, with minor quantities of pyrrhotite-arsenopyrite occurring as finely disseminated grains.

The Challenger showing was mechanically stripped in the late summer.  The results will be discussed below in the section concerned with trenches.

The Interceptor showing lies approximately 300 m to the east of the Challenger showing (Figure 10, photos 2 and 5).  The Interceptor showing consists of a m-scale gold-bearing quartz vein that occurs in greywacke.  An alteration zone composed of sericite, actinolite, chlorite, pyrrhotite and arsenopyrite encloses the vein.  A few gold grains were observed in the quartz vein.  Together the vein and the alteration envelope are up to 2.5 m thick, and extend for several tens of metres along strike.  The best gold grade, at 8.63 g/t, came from sample 362967 to the east of the stripped zone.  This showing was also mechanically stripped.

The third significant mineralized zone discovered in 2013 was the Trailblazer showing (Figure 11, photos 3 and 4.  Grab samples from an irregular, folded dm-scale quartz vein that occurs at the contact between gabbro to the north and greywacke to the south returned values up to 29.7 g /t Au (360436).  The vein was observed for several tens of metres before disappearing under overburden.  The vein shows laminar structure (Photo 4) and locally hosts scores of disseminated gold grains varying in size from fine- to medium-grained.  The alteration assemblage around the vein is dominated by biotite and pyrrhotite and arsenopyrite.  Other similar textured veins also occur nearby on the same outcrop.

Virginia Mines

Wabamisk Project

March 2014

383 600 mE
383 700 mE
383 800 mE
383 900 mE
384 000 mE
384 100 mE
5 782 500 mN
5 782 400 mN
5 782 300 mN
5 782 200 mN
0,913
6,93
8,63
0,306
0,429
3,99
0,62
1,61
0,367
0,645
3,25
278
4,16
66,8
4,28
2,14
Interceptor
Challenger
Au > 0.25 g/t (2013)
Other rock samples
S2-S3
Stripped zone (2013)
Trace of quartz vein
Trail
Mines Virginia
Challenger and Interceptor gold showings
0
25
50
100
metres

Figure 10 – Location of gold samples with more than 0.25 g/t Au, Challenger and Interceptor showings

Virginia Mines

Wabamisk Project

March 2014

Photo 1 - The Challenger showing, looking towards the SW, with quartz veins cutting greywacke.

Virginia Mines

Wabamisk Project

March 2014

Photo 2 - The Interceptor showing, looking towards the SW, comprising a m-scale gold-bearing quartz vein in altered greywacke.

Virginia Mines

Wabamisk Project

March 2014

5 782 550 mN
5 782 500 mN
5 782 450 mN
5 782 400 mN
0.72
29,7
0,508
0,925
?
?
Trailblazer
Au > 0.25 g/t (2013)
Au > 0.25 g/t older sample
Other rock samples
S2-S3
Stripped zone (2013)
Trace of quartz vein
Trail
Mines Virginia
Trailblazer gold showing
Office
Drawing:
Scale: 1:1000
Projection: UTM Zone 18 (NAD 27 for Canada)
0
10
20
40
metres

Figure 11 – The Trailblazer showing, with location of grab samples and approximate trace of gold-bearing vein.

Virginia Mines

Wabamisk Project

March 2014

Photo 3 - The Trailblazer showing looking to the NW.  An irregular dm-scale gold-bearing quartz vein occurs at the contact of greywacke and gabbro.

Virginia Mines

Wabamisk Project

March 2014

Photo 4 - Laminar aspect of irregular gold-bearing quartz vein of the Trailblazer showing.  Note presence of rusty-coloured alteration envelope.

9.2 Trenching and channel sampling

A total of 47 trenches and stripped zones were excavated during the 2013 exploration campaign (Figure 8, figures 11- xxx and Map 3).   Of these seven were extensions of trenches that had been previously excavated by Virginia Mines during earlier campaigns. In all the trenches cover an area of 17085 m2.  A total of 1600 samples were collected from 1526.5 m of channels in these trenches.  In all there are 225 channel samples and saw-cut grabs.  Most of the samples were 1 m in length.

Trench location and channel parameters are presented in tables 3 and 4, respectively.  The most significant results for gold are presented in Table 5. These excavations targeted certain IP anomalies, extensions of known gold-bearing structures and new showings discovered in 2013 such as the Challenger, Interceptor and Trailblazer showings.  Unfortunately due to time constraints only one of the excavated zones was mapped in detail.  Instead work focused on channel sampling.

For the most part, the excavations revealed the presence of greywacke and other sedimentary units such as siltstone, arenite and conglomerate.  Mafic rock such as gabbro and basalt are also present locally.  These rocks are locally cut by dm- to m-scale quartz veins that in some instances are gold-bearing.  Sterile veins tend to be massive and milky white in colour.  The IP anomalies were usually explained by the presence of disseminated sulfide zones (pyrrhotite and more rarely arsenopyrite) in sedimentary horizons as well as in fault and shear zones.

Virginia Mines

Wabamisk Project

March 2014

Table 3 – Location of trenches and stripped zones excavated or extended in 2013.

Channel number	NAD27z18E	NAD27z18N	Azimuth	Length
WB2009TR012ext-G1	386639	5783354	175	1
WB2009TR012ext-G2	386656	5783367	164	1
WB2009TR012ext-R1	386637	5783376	165	26

Virginia Mines

Wabamisk Project

March 2014

WB2009TR012ext-R2	386641	5783350	170	10
WB2009TR012ext-R3	386644	5783341	166	24
WB2009TR023EXT-G1	387601	5782924	174	0.38
WB2009TR023EXT-G2	387597	5782943	181	0.45
WB2009TR023EXT-G3	387586	5782930	170	1
WB2009TR023EXT-R1	387581	5782956	179	43
WB2009TR023EXT-R2	387593	5782948	176	35
WB2009TR024EXT-G1	387549	5782939	0	1.05
WB2009TR024EXT-G2	387528	5782937	177	0.4
WB2009TR024EXT-G3	387522	5782930	160	0.47
WB2009TR024EXT-R1	387525	5782946	173	38
WB2009TR024EXT-R2	387543	5782946	170	19
WB2011TR001EXT-R1	390196	5779762	155	11
WB2011TR001EXT-R2	390209	5779766	153	10
WB2011TR001EXT-R3	390203	5779755	151	10
WB2011TR002EXT-G1	389982	5779602	173	0.9
WB2011TR002EXT-G10	390005	5779591	189	0.55
WB2011TR002EXT-G11	390007	5779594	211	0.95
WB2011TR002EXT-G12	390018	5779591	72	0.55
WB2011TR002EXT-G13	390027	5779577	80	0.8
WB2011TR002EXT-G2	389983	5779598	176	0.6
WB2011TR002EXT-G3	389989	5779600	200	0.75
WB2011TR002EXT-G4	389992	5779599	208	0.8
WB2011TR002EXT-G5	389994	5779598	189	0.7
WB2011TR002EXT-G6	390000	5779594	170	0.6
WB2011TR002EXT-G7	389999	5779589	151	0.8
WB2011TR002EXT-G8	390002	5779593	204	0.6
WB2011TR002EXT-G9	390005	5779591	210	0.8
WB2011TR002EXT-R1	389984	5779604	178	4
WB2011TR002EXT-R2	389992	5779600	167	8
WB2011TR002EXT-R3	390011	5779607	199	7
WB2011TR002EXT-R4	390011	5779600	176	7
WB2011TR002EXT-R5	390018	5779596	148	11
WB2011TR002EXT-R6	390027	5779588	155	8
WB2011TR002EXT-R7	390033	5779585	157	5
WB2012TR015-G1	393363	5781132	0	0.5
WB2012TR015-R1	392702	5781152	164	6.5
WB2012TR015-R10	392673	5781161	154	2
WB2012TR015-R11	392692	5781164	176	3
WB2012TR015-R12	392683	5781165	164	3

Virginia Mines

Wabamisk Project

March 2014

WB2012TR015-R13	392732	5781184	175	3
WB2012TR015-R2	392714.5	5781140.6	160	29
WB2012TR015-R3	392697	5781168	159	16.5
WB2012TR015-R4	392699	5781171	158	2
WB2012TR015-R5	392705	5781184	158	22
WB2012TR015-R6	392718	5781173	149	3
WB2012TR015-R7	392720	5781184	147	3
WB2012TR015-R8	392724	5781181	149	12
WB2012TR015-R9	392704	5781154	160	2
WB2012TR018-R1	391853	5780015	148	3
WB2012TR018-R2	391852	5780006	152	3
WB2012TR018-R3	391855	5780010	152	3
WB2012TR039-R1	392437	5779866	341	5
WB2012TR039-R2	392432	5779876	340	6
WB2012TR039-R3	392427	5779883	340	4
WB2012TR062-R1	392538	5779910	154	24
WB2012TR064EXT-R10	392814	5781174	145	3
WB2012TR064EXT-R6	392806	5781209	143	2
WB2012TR064EXT-R7	392801	5781204	170	4
WB2012TR064EXT-R8	392788	5781204	150	3
WB2012TR064EXT-R9	392825	5781181	150	3
WB2013TR001-R1	393367	5781140	161	15
WB2013TR001-R2	393362	5781131	169	2
WB2013TR002-G1	387547	5782914	170	0.4
WB2013TR002-R1	387545	5782914	165	5
WB2013TR002-R2	387543	5782913	180	2
WB2013TR002-R3	387549	5782912	170	7
WB2013TR002-R4	387543	5782902	155	6
WB2013TR003-G3	387509	5782916	185	0.6
WB2013TR003-R1	387484	5782928	168	27
WB2013TR003-R2	387495	5782931	172	28
WB2013TR003-R3	387510	5782927	180	20.7
WB2013TR004-R1	387128	5782734	154	12
WB2013TR004-R2	387140	5782752	150	22
WB2013TR004-R3	387137	5782731	125	5.3
WB2013TR004-R4	387158	5782758	157	18.5
WB2013TR004-R5	387163	5782754	157	3
WB2013TR005-R1	387144	5782723	142	5
WB2013TR005-R2	387152	5782726	144	11
WB2013TR005-R3	387163	5782734	146	14

Virginia Mines

Wabamisk Project

March 2014

WB2013TR006-R1	387101	5782739	161	28.5
WB2013TR006-R2	387095	5782714	156	7
WB2013TR007-G1	387010	5782728	160	0.7
WB2013TR007-R1	387005	5782745	137	2
WB2013TR007-R2	387003	5782746	98	2
WB2013TR007-R3	387010	5782740	117	2
WB2013TR007-R4	387013	5782739	144	13
WB2013TR008-G1	387138	5782549	159	0.5
WB2013TR008-R1	387133	5782568	155	5
WB2013TR008-R2	387136	5782563	165	1.8
WB2013TR008-R3	387137	5782561	160	3
WB2013TR008-R4	387137	5782558	160	12.5
WB2013TR008-R5	387142	5782545	159	5
WB2013TR008-R6	387145	5782540	162	2
WB2013TR009-G1	387170	5782470	0	0.25
WB2013TR009-G2	387165	5782467	0	0.25
WB2013TR009-G3	387174	5782453	0	0.2
WB2013TR009-G4	387175	5782450	0	0.35
WB2013TR009-G5	387175	5782449	0	0.4
WB2013TR009-R1	387164	5782481	167	26
WB2013TR010-G1	386969	5782677	342	0.25
WB2013TR010-R1	386971	5782676	145	19
WB2013TR010-R2	386963	5782671	170	14
WB2013TR010-R3	386966	5782657	170	11
WB2013TR011-G1	386908	5782648	160	0.2
WB2013TR011-R1	386906	5782649	338	14
WB2013TR011-R2	386912	5782628	160	2
WB2013TR011-R3	386918	5782633	154	11
WB2013TR011-R4	386914	5782619	145	11.5
WB2013TR012-G1	386962	5782538	165	0.2
WB2013TR012-R1	386953	5782543	152	15.5
WB2013TR013-R1	386968	5782460	162	8
WB2013TR013-R2	386967	5782451	158	13
WB2013TR013-R3	386972	5782438	154	2
WB2013TR013-R4	386969	5782435	157	5
WB2013TR014-R1	386763	5782434	169	3
WB2013TR014-R2	386766	5782432	164	13
WB2013TR015-G1	386743	5782502	129	0.25
WB2013TR015-R1	386734	5782521	155	18.5
WB2013TR015-R2	386742	5782505	158	8

Virginia Mines

Wabamisk Project

March 2014

WB2013TR015-R3	386746	5782501	156	10
WB2013TR016-R1	386263	5782632	166	5
WB2013TR016-R2	386262	5782626	164	5
WB2013TR016-R3	386263	5782622	162	16
WB2013TR016-R4	386267	5782605	162	11
WB2013TR017-G1	386099	5782537	0	0.4
WB2013TR017-R1	386098	5782543	165	4
WB2013TR017-R2	386103	5782537	178	11.5
WB2013TR017-R3	386100	5782531	161	2
WB2013TR017-R4	386102	5782530	171	4
WB2013TR017-R5	386105	5782524	171	1
WB2013TR018-R1	386520	5783314	183	7
WB2013TR019-R1	386501	5783341	156	18
WB2013TR020-R1	386091	5783144	155	8
WB2013TR020-R2	386092	5783136	159	5
WB2013TR021-R1	385737	5783010	165	12
WB2013TR021-R2	385732	5782998	159	8
WB2013TR021-R3	385734	5782992	166	25.5
WB2013TR022-R1	385281	5783185	169	16
WB2013TR022-R2	385282	5783171	155	10
WB2013TR023-G1	385127	5783153	153	0.4
WB2013TR023-R1	385107	5783178	155	11
WB2013TR023-R2	385111	5783166	157	7
WB2013TR023-R3	385115	5783162	159	5
WB2013TR024-G1	385953	5783506	0	0.6
WB2013TR024-R1	385947	5783517	161	51
WB2013TR024-R2	385965	5783491	165	4
WB2013TR025-G1	385898	5783453	0	0.7
WB2013TR025-G2	385904	5783445	0	0.6
WB2013TR025-R1	385890	5783472	159	11
WB2013TR025-R2	385900	5783464	156	27
WB2013TR026-R1	385986	5783414	160	3
WB2013TR026-R2	385987	5783409	168	1
WB2013TR026-R3	385988	5783410	159	11
WB2013TR027-G1	385004	5783079	170	0.3
WB2013TR027-G2	385002	5783101	126	0.2
WB2013TR027-R1	385005	5783100	173	23
WB2013TR028-G1	385014	5783119	0	0.7
WB2013TR028-G2	385012	5783120	0	0.5
WB2013TR028-G3	385009	5783119	0	0.6

Virginia Mines

Wabamisk Project

March 2014

WB2013TR028-G4	385013	5783119	0	0.8
WB2013TR028-R1	385013	5783118	163	1.5
WB2013TR028-R2	385011	5783117	169	8
WB2013TR028-R3	385014	5783106	162	4.5
WB2013TR028-R4	385017	5783103	168	5
WB2013TR029-G1	382965	5781835	0	0.4
WB2013TR029-G2	382954	5781828	0	0.4
WB2013TR029-G3	382956	5781821	0	0.5
WB2013TR029-R1	382972	5781837	165	3
WB2013TR029-R2	382955	5781837	173	5
WB2013TR029-R3	382959	5781832	162	2
WB2013TR029-R4	382957	5781829	171	5
WB2013TR029-R5	382954	5781825	176	2
WB2013TR029-R6	382956	5781822	174	3
WB2013TR029-R7	382955	5781818	178	1
WB2013TR030-G1	396551	5782157	0	0.6
WB2013TR030-R1	396563	5782153	198	2.3
WB2013TR030-R2	396552	5782163	202	11
WB2013TR030-R3	396543	5782164	199	10
WB2013TR031-R1	396531	5782169	198	3
WB2013TR031-R2	396532	5782167	196	8
WB2013TR032-R1	396392	5782185	178	12
WB2013TR032-R2	396388	5782170	189	3
WB2013TR033-G1	383465	5782503	165	0.3
WB2013TR033-G2	383469	5782503	159	0.25
WB2013TR033-G3	383475	5782509	171	0.2
WB2013TR033-R1	383473	5782513	167	7
WB2013TR033-R2	383462	5782506	168	3
WB2013TR033-R3	383465	5782503	165	6
WB2013TR034-G1	383406	5782486	225	0.3
WB2013TR034-G2	383402	5782485	183	1.2
WB2013TR034-G3	383403	5782482	230	0.5
WB2013TR034-R1	383406	5782491	183	15
WB2013TR035-G1	386046	5782444	0	0.6
WB2013TR035-G2	386044	5782446	0	0.5
WB2013TR035-G3	386038	5782449	0	0.3
WB2013TR035-G4	386027	5782455	200	4
WB2013TR035-G5	386047	5782440	150	0.2
WB2013TR035-G6	386055	5782435	230	0.3
WB2013TR035-R1	386029	5782462	165	23

Virginia Mines

Wabamisk Project

March 2014

WB2013TR035-R2	386013	5782457	160	5
WB2013TR035-R3	386049	5782441	189	6
WB2013TR035-R4	386052	5782438	177	4
WB2013TR036-R1	387108	5782325	160	12
WB2013TR037-R1	387134	5782316	160	11
WB2013TR037-R2	387136	5782321	155	13
WB2013TR037-R3	387145	5782320	170	2
WB2013TR038-G1	386069	5782499	160	0.4
WB2013TR038-R1	386065	5782510	163	12
WB2013TR038-R2	386070	5782493	165	1
WB2013TR038-R3	386070	5782493	165	2
WB2013TR039-G1	383701	5782436	158	0.2
WB2013TR039-R1	383678	5782441	175	10
WB2013TR039-R2	383684	5782435	178	8
WB2013TR039-R3	383686	5782426	180	3
WB2013TR039-R4	383689	5782425	175	4
WB2013TR039-R5	383700	5782436	162	2
WB2013TR040-R1	383962	5782473	166	3
WB2013TR040-R2	383966	5782473	174	2
WB2013TR040-R3	383972	5782477	174	6.7
WB2013TR040-R4	383973	5782471	164	10
WB2013TR040-R5	383982	5782475	165	3

Table 4 – Location, orientation and length of saw-cut channels of the 2013 exploration program.

Channel number	From m	To m	Length m	NAD27 z18E	NAD27 z18N	Sample number	Certificate	Au ppm
WB2009TR023EXT-R1	31,4	32,4	1	387582	5782925	361544	VO13130777	14,8
WB2011TR002EXT-G11	0	0,95	0,95	390007	5779594	368493	VO13179635	107,5
WB2012TR015-R10	0	0,8	0,8	392673	5781161	363688	VO13162150	1,095
WB2012TR015-R12	1,8	3	1,2	392683	5781163	363697	VO13162150	1,16
WB2012TR015-R3	4	4,5	0,5	392698	5781164	361459	VO13117336	3,65
WB2012TR015-R5	17,2	17,8	0,6	392711	5781168	361426	VO13117335	3,37
WB2012TR015-R5	17,8	18,5	0,75	392712	5781168	361428	VO13117335	4,76
WB2012TR015-R6	0,5	1	0,5	392718	5781173	361402	VO13114520	7,92
WB2012TR015-R6	1	2	1	392719	5781172	361403	VO13114520	7,11
WB2012TR015-R8	4,5	5,3	0,8	392726	5781177	361444	VO13117336	1,145
WB2013TR004-R2	16	16,6	0,6	387148	5782738	363441	VO13154575	27,2
WB2013TR004-R3	3,9	4,25	0,35	387140	5782729	361798	VO13154574	1,255

Virginia Mines

Wabamisk Project

March 2014

WB2013TR010-R2	2	3	1	386963	5782669	363622	VO13154580	7,13
WB2013TR030-G1	0	0,6	0,6	396551	5782157	361890	VO13131757	3,67
WB2013TR034-R1	12	13	1	383405	5782479	368759	VO13171409	2,1
WB2013TR035-G1	0	0,6	0,6	386046	5782444	363150	VO13171370	1,175
WB2013TR035-G3	0	0,3	0,3	386038	5782449	363153	VO13171370	3,64
WB2013TR035-G5	0	0,2	0,2	386047	5782440	364453	VO13179711	351
WB2013TR035-G6	0	0,3	0,3	386055	5782435	364454	VO13179711	169,5
WB2013TR035-R3	2	2,7	0,7	386049	5782439	364442	VO13179711	3,85
WB2013TR035-R4	0	1	1	386052	5782438	364446	VO13179711	1,695
WB2013TR035-R4	2	3	1	386052	5782436	364449	VO13179711	1,055
WB2013TR039-G1	0	0,2	0,2	383701	5782436	364534	VO13179715	2,34
WB2013TR039-R1	8	9	1	383679	5782433	364510	VO13179714	5,67
WB2013TR039-R5	0	1,1	1,1	383700	5782436	364532	VO13179715	1,465
WB2013TR040-R4	0	0,9	0,9	383973	5782471	364492	VO13179713	2,48

Table 5 – Channel samples with more than 1 g/t Au

Out of the 1600 samples 541 were at or below the 5 ppb detection limit for gold.  From the 1059 sample that had detectable gold 77 had gold values above 0.25 g/t and of these 26 had values above 1.0 g/t.  The highest values, 351 g/t Au (364453) and 169.5 g/t Au (364454) were samples with visible gold from the Trailblazer showing.  The other Bonanza sample, 107.5 g/t Au, came from a sample of quartz vein with visible gold in WB2011TR002-EXT, and is part of the Boomerang showing discovered in 2010.

Four trenches will be discussed below; three in the CIT corridor as well as one which extended WB2012TR015 so as to expose the interval of 6.06 g/t Au over 3.2 m that was collared by borehole WB-13-025.

9.2.1 Trench WB2013TR035, the Trailblazer showing

This stripped zone was excavated to expose the gold-bearing quartz vein that was discovered during the summer (figures 11 and 12).  The excavation revealed the presence of a dm-scale, irregular quartz vein with complex, bifurcating geometry at or near the irregular contact of a mafic sill or dyke (photos 3 and 4).  Despite the seemingly complex nature of the veins the principal vein appears to be present for approximately 50 m along a NW-SE direction before disappearing under the overburden.

Despite the presence of a grab sample of 29.7 g/t Au (360436) and saw-cut grab samples of 351 g/t Au (364453), the best result from channel sampling returned 3.85 g/t Au over 0.7 m (364442).  This suggests that the gold was precipitated in the veins and along narrow vein selvedges.

Virginia Mines

Wabamisk Project

March 2014

5.782 470 mN
5.782 460 mN
5.782 450 mN
5.782 440 mN
5.782 430 mN
386 010 mE
386 020 mE
386 030 mE
386 040 mE
386 050 mE
386 060 mE
WB2013TR035-R1
WB2013TR035-R2
WB2013TR035-G4
WB2013TR035-G3
WB2013TR035-G2
WB2013TR035-G1
WB2013TR035-R3
WB2013TR035-R4
WB2013TR035-G5
WB2013TR035-G6
29,7
0,508
3.64
0,925
1.175
169,5
Channel sample number-g/t Au
Au > 0.25 g/t (2013)
Au > 0.25 g/t older sample
Other rock samples
S2-S3
Stripped zone (2013)
Trace of quartz vein
Trail

Figure 12 – Channel and grab samples from the Trailblazer showing, trench WB2013TR035

9.2.2 Trench WB2013TR039, the Challenger showing

This trench was excavated to expose the gold-bearing vein that returned bonanza grades with scores of visible gold grains (figures 11 and 13).  Despite the presence of Bonanza grades up to 278 g/t Au in grab samples (364347), no channel samples returned comparable values.  In fact, the best grade was 5.67 g/t Au over 1.0 m from channel WB2013TR039-R1 (364510).  However, the altered greywacke wall rocks that enclose this vein are highly anomalous in gold, returning 0.25 g/t over 8.0 m (open, WB2013TR039-R1) and 0.35 g/t Au over 4.0 m (WB2013TR039-R2).  This suggests that a more penetrative style of gold mineralization is present in the Challenger showing.

Virginia Mines

Wabamisk Project

March 2014

383 660 mE
383 670 mE
383 680 mE
383 690 mE
383 700 mE
383 710 mE
5 782 450 mN
5 782 440 mN
5 782 430 mN
5 782 420 mN
5 782 410 mN
WB2013TR039-R1
WB2013TR039-R2
WB2013TR039-R3
WB2013TR039-R4
WB2013TR039-R5
WB2013TR039-G1
364501
364502
364503
364504
364505
364506
364513
364514
364517
364518
364519
364522
364523
364524
364525
364526
364528
364529
364530
364533
364534
0.128
0.266
0.42
0.54
0.204
0.045
0.09
0.163
0.007
0.018
0.013
0.012
0.154
3,99
0,62
1,61
0,645
3,25
278
66,8
4,28
4,16
Channel sample number-g/t Au
Au > 0.25 g/t (2013)
Au > 0.25 g/t older sample
Other rock samples
S2-S3
Stripped zone (2013)
Trace of quartz vein
Trail

Figure 13 – Channel and grab samples from the Challenger showing, trench WB2013TR039

9.2.3 The Interceptor showing, trench WB2013TR040

This trench was excavated to expose the m-scale quartz vein with visible gold of the Interceptor showing (figures 11 and 14).  This vein is folded and dislocated, and incorporates several slices of the altered greywacke that forms the wall rock (Photo 5).  Unfortunately, despite the presence of visible gold, the best channel sample returned a value of 2.48 g/t Au over 0.9 m (364492) from channel WB2013TR040-R4.  However, as is the case for the Challenger showing, the wall rock appears to be anomalous in gold, with values up to 0.332 g/t Au.

Virginia Mines

Wabamisk Project

March 2014

Photo 5 - Interceptor gold-bearing quartz vein, showing laminar structure with folded fragments of altered greywacke.  Pencil for scale

Virginia Mines

Wabamisk Project

March 2014

383 940 mE
383 950 mE
383 960 mE
383 970 mE
383 980 mE
383 990 mE
384 000 mE
5 782 480 mN
5 782 470 mN
5 782 460 mN
5 782 450 mN
WB2013TR040-R1
WB2013TR040-R2
WB2013TR040-R3
WB2013TR040-R4
WB2013TR040-R5
364475
364477
364478
364479
364481
364482
0.143
0.333
0.282
0.054
0.073
0,306
364483
0.097
364484
0.115
364486
0.046
364488
364489
0.37
364490
364493
0.725
364494
0.243
364495
0.088
364497
0.032
364498
0.027
364499
0.053
364535
0.022
364537
0.025
364538
0.021
364539
0.332
364541
0.511
364542
0.418
Channel sample number-g/t Au
Au > 0.25 g/t (2013)
Au > 0.25 g/t older sample
Other rock samples
S3
S3 ALT (Ca)
S3 ALT (Ca-Silica)
Trace of quartz vein
Trail

Figure 14 - Channel and grab samples from the Interceptor showing, trench WB2013TR040

9.2.4 WB2012TR015-Ext

Drillhole WB-13-025 intersected a near-surface gold zone that graded 6.06 g/t Au over 3.2 m in a quartz vein within altered greywacke.  The surface projection of this intersection proved to be immediately to the north of trench WB2012TR015.  This trench was extended to the north, west and east so as to expose the vein at surface (Figure 15).

At surface this zone returned a comparable value of 5.7 g/t Au over 2.0 m.  The gold-bearing structure is a deformed laminated semi-transparent quartz vein with enclosed fragments of altered greywacke (Photo 6).  Adjacent to the vein the greywacke is partially altered to actinolite and sericite.  There are other sterile quartz veins exposed in the trench but they are typically massive and milky-white.  The gold-bearing vein is similar in structure and composition to a dm-scale vein occurring at the south end of the trench that returned 4.98 g/t Au over 3.0 m in 2012.

Virginia Mines

Wabamisk Project

March 2014

5 781 190 mN
5 781 180 mN
5 781 170 mN
5 781 150 mN
392 680 mE
392 690 mE
392 700 mE
392 710 mE
392 720 mE
392 730 mE
WB2012TR015-R5
WB2012TR015-R7
WB2012TR015-R13
WB2012TR015-R8
WB2012TR015-R6
WB2012TR015-R4
WB2012TR015-R3
WB2012TR015-R12
WB2012TR015-R11
WB2012TR015-R10
WB2012TR015-R9
WB2012TR015-R1
WB-13-025
Channel sample number-g/t Au
Au > 0.25 g/t (2013)
Au > 0.25 g/t older sample
Other rock samples
S3, locally S6
Stripped zone (2013)
Trace of quartz vein
Trail

Figure 15 – Channel samples from WB2012TR015-ext, showing trace of gold-bearing quartz veins

Photo 6 - Panoramic view of gold-bearing laminated quartz vein exposed in the extension of WB2012TR015

Virginia Mines

Wabamisk Project

March 2014

393 340 mE
393 350 mE
393 360 mE
393 370 mE
393 380 mE
393 390 mE
393 400 mE
5 781 150 mN
5 781 140 mN
5 781 130 mN
5 781 120 mN
WB2013TR001-R1
WB2013TR001-C1
WB2013TR001-R2
361488 0,021
361489 0,024
361490 0,033
361492 0,035
361493 0,032
361494 0,011
361495 0,016
361497 0,01
361498 0,019
361499 0,015
361501 0,009
361502 0,018
361503 0,021
361504 0,016
361505 0,053
361506 0,023
361508 0,007
Trench outline
Channel number
333252 1.2
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR001
Channel samples
Au (ppm)
Date: 2014-03-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 16 – Channel samples, WB2013TR001

Virginia Mines

Wabamisk Project

March 2014

387 560 mE
387 570 mE
387 580 mE
387 590 mE
387 600 mE
387 610 mE
387 620 mE
5 782 950 mN
5 782 940 mN
5 782 930 mN
5 782 920 mN
5 782 910 mN
WB2009TR023EXT-R1
361510 0,045
361512 0,028
361513 -0,005
361514 0,02
361515 -0,005
361517 0,028
361518 0,007
361519 -0,005
361521 -0,005
361522 -0,005
361523 -0,005
361524 -0,005
361525 0,008
361526 -0,005
361527 -0,005
361528 -0,005
361529 -0,005
361530 -0,005
361531 -0,005
361532 0,009
361533 -0,005
361534 -0,005
361535 -0,005
361536 0,005
361537 0,016
361538 0,024
361539 0,032
361540 0,062
361541 0,021
361542 0,132
361543 0,033
361544 14,8
361545 0,023
361546 0,017
361548 0,022
361549 0,007
361550 0,013
361552 0,046
361553 0,018
361554 0,005
361555 0,03
361557 0,065
361558 0,013
361559 0,017
WB2009TR023 EXT-G3
0,011
361605
WB2009TR023EXT-R2
361561 -0,005
361562 -0,005
361563 -0,005
361564 -0,005
361565 0,005
361566 -0,005
361568 -0,005
361569 0,014
361570 0,008
361572 0,041
361573 -0,005
361574 -0,005
361575 -0,005
361577 -0,005
361578 -0,005
361579 -0,005
361581 -0,005
361583 0,019
361584 0,048
361585 0,23
361586 0,008
361588 0,018
361589 0,006
361590 -0,005
361592 -0,005
361593 0,006
361594 0,016
361595 0,374
361597 -0,005
361598 -0,005
361599 -0,005
361601 -0,005
361602 -0,005
WB2009TR023EXT-G2
0,019
361604
WB2009TR023EXT-G1
-0,005
361603
Trench outline
Channel number
33252 1.2
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2009TR023EXT
Channel samples
Au (ppm)
Date: 2014-03-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 17 – Channel samples, WB2009TR023EXT

Virginia Mines

Wabamisk Project

March 2014

Mines Virginia
WB2009TR024EXT
Channel samples
Au (ppm)
Date: 2014-03-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres
Trench outline
Channel number
Sample number-Au (ppm)
33252 1.2
ATV trail
5.782.950 mN
5.782.940 mN
5.782.930 mN
5.782.920 mN
5.782.910 mN
387 510
387 520
387 530
387 540
387 550
387 560
WB2009TR024EXT-R1
WB2009TR024EXT-R2
WB2009TR024EXT-G1
WB2009TR024EXT-G2
WB2009TR024EXT-G3
WB2013TR003-R3
WB2013TR003-G3
WB2013TR002-G1
WB2013TR002-R4
361630 0,068
361632 0,073
361633 0,03
361634 0,032
361635 0,033
361637 0,076
361638 0,131
361639 0,022
361641 0,035
361642 0,027
361643 0,019
361644 0,213
361645 0,021
361646 0,028
361648 0,014
361649 0,021
361650 0,013
361701 0,005
361702 0,027
361703 0,019
361704 0,009
361705 0,054
361706 0,005
361708 -0,005
361709 -0,005
361710 0,006
361712 -0,005
361713 -0,005
361714 -0,005
361715 -0,005
361717 -0,005
361718 -0,005
361719 0,056
361721 0,006
361722 0,006
361723 -0,005
361724 0,005
361725 0,019
361726 0,01
361728 0,008
361729 0,168
361730 -0,005
361732 -0,005
361734 0,019
361735 0,044
361606 0,06
361608 0,018
361609 -0,005
361610 0,006
361612 0,007
361613 -0,005
361614 -0,005
361615 0,018
361617 0,087
361618 0,017
361619 0,005
361621 0,009
361622 0,091
361623 0,026
361624 0,023
361625 0,016
361626 0,009
361628 0,034
361629 0,005
361733 0,007
361737 0,01
361738 0,01
361739 0,013
361741 0,082
361742 -0,005
361743 0,006
361744 0,01
361745 0,037
361746 0,076
361748 0,01
361749 0,029
361750 0,01
361801 0,005
361802 0,005
361815 0,152
361803 -0,005
361804 0,008
361805 0,066
361806 0,041
361808 0,006
361809 -0,005
361810 0,008
361812 0,006
361813 -0,005
361814 -0,005
361675
0,005

Figure 18 – Channel samples, WB2009TR024EXT

Virginia Mines

Wabamisk Project

March 2014

387 520 mE
387 540 mE
387 550 mE
387 560 mE
387 570 mE
5.782.920 mN
5.782.910 mN
5.782.900 mN
5.782.890 mN
5.782.880 mN
WB2013TR002-R1
WB2013TR002-R2
WB2013TR002-R3
WB2013TR002-R4
WB2013TR002-G1
361652
361675
361657
361658
361653
361654
361655
361659
361661
361662
0,009
0,07
0,01
0,008
0,035
0,016
0,288
0,011
0,005
0,008
361663 0,017
361664 0,11
361665 0,007
361666 0,011
361668 0,007
361669 0,079
361670 0,006
361672 0,01
361673 -0,005
361674 0,007
361704 0,009
361705 0,054
361706 0,005
361710 0,006
361714 -0,005
361715 -0,005
361717 -0,005
361718 -0,005
361719 0,056
361721 0,006
361723 -0,005
361724 0,005
361725 0,019
361726 0,01
361728 0,008
361729 0,168
361730 -0,005
361732 -0,005
Trench outline
Channel number
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR002
Channel samples
Au (ppm)
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 19 – Channel samples, WB2013TR002

Virginia Mines

Wabamisk Project

March 2014

Mines Virginia
WB2013TR003
Channel samples
Au (ppm)
Date: 2014-02-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres
Trench outline
Channel number
Sample number-Au (ppm)
333252 1.2
ATV trail
WB2013TR003-R1
WB2013TR003-R2
WB2013TR003-G3
WB2009TR024EXT-G2
WB2009TR024EXT-G3
387 470 mE
387 480 mE
387 490 mE
387 500 mE
387 510 mE
387 520 mE
387 530 mE
5 782 930 mN
5 782 920 mN
5 782 910 mN
5 782 900 mN
5 782 890 mN

Figure 20 – Channel samples, WB2013TR003

Virginia Mines

Wabamisk Project

March 2014

Mines Virginia
WB2013-TR004-005 Channel samples Au (ppm)
Date: 2014-02-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres
387 120 mE
387 130 mE
387 140 mE
387 150 mE
387 160 mE
387 170 mE
387 180 mE
5 782 760 mN
5 782 750 mN
5 782 740 mN
5 782 730 mN
WB2013TR004-R1
WB2013TR004-R2
WB2013TR004-R3
WB2013TR004-R4
WB2013TR004-R5
WB2013TR005-R1
WB2013TR005-R2
WB2013TR005-R3
Trench outline
Channel number
Sample number-Au (ppm)
ATV trail

Figure 21 – Channel samples, WB2013TR004 and -005

Virginia Mines

Wabamisk Project

March 2014

5 782 750 mN
5 782 740 mN
5 782 730 mN
5 782 720 mN
5 782 710 mN
387 090 mE
387 100 mE
387 110 mE
387 120 mE
387 130 mE
387 140 mE
WB2013TR006-R1
363526 0,005
363528 -0,005
363529 -0,005
363530 0,008
363532 0,019
363533 0,039
363534 0,017
363535 0,015
363537 0,038
363538 0,014
363539 0,016
363541 0,059
363542 0,026
363543 0,055
363544 0,046
363545 0,109
363546 0,09
363548 0,095
363549 0,104
363550 0,303
363552 0,213
363553 0,08
363554 0,052
363555 0,147
363557 0,022
363558 0,171
363559 0,05
363561 0,034
363562 0,018
363563 0,012
WB2013TR006-R2
363564 0,151
363565 0,063
363566 0,04
363568 0,034
363569 0,03
363570 0,04
363572 0,036
WB2013TR004-R1
0,02
0,051
0,037
361832 0,017
361833 0,115
361834 0,061
361835 0,085
WB2013TR004-R3
0,062
0,134
0,074
363423 -0,005
363424 0,013
363425
363426
363428
363429
363430
Trench outline
Channel number
Sample number- Au (ppm)
ATV trail
Mines Virginia
WB2013TR006
Channel samples
Au (ppm)
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 22 – Channel samples, WB2013TR006

Virginia Mines

Wabamisk Project

March 2014

386 980 mE
386 990 mE
387 000 mE
387 010 mE
387 020 mE
387 030 mE
387 040 mE
5 782 750 mN
5 782 740 mN
5 782 730 mN
5 782 720 mN
WB2013TR007-R2
WB2013TR007-R1
WB2013TR007-R3
WB2013TR007-R4
WB2013TR007-G1
363575
0,026
-0,005
363577
0,02
363573
0,019
363574
363578
-0,005
363579
0,005
0,017
363581
0,007
363582
0,02
363583
363584
0,007
363585
0,015
363586
0,012
363588
0,039
0,01
363589
363590
0,021
363592
0,016
363593
0,011
363594
0,036
363595
0,021
363597
0,084
363598
0,148
Trench outline
Channel number
333252 1.2
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR007
Channel samples
Au (ppm)
Date: 2014-03-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 23 – Channel samples, WB2013TR007

Virginia Mines

Wabamisk Project

March 2014

387 100 mE
387 110 mE
387 120 mE
387 130 mE
387 140 mE
387 150 mE
387 160 mE
5 782 570 mN
5 782 560 mN
5 782 550 mN
5 782 540 mN
WB2013TR008-R1
363745 -0,005
363746 0,012
363748 -0,005
363749 -0,005
363750 -0,005
WB2013TR008-R2
363752 -0,005
363753 -0,005
WB2013TR008-R3
363754 -0,005
363755 -0,005
363757 -0,005
WB2013TR008-R4
363759 -0,005
363761 0,008
363762 -0,005
363763 -0,005
363764 -0,005
363765 -0,005
363766 0,01
363768 -0,005
363769 -0,005
363770 -0,005
363772 0,006
363773 0,005
WB2013TR008-G1
363783
-0,005
WB2013TR008-R5
363774 -0,005
363775 -0,005
363777 -0,005
363778 -0,005
363779 0,013
363781 0,006
363782 -0,005
Trench outline
Channel number
33252 1.2
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR008
Channel samples
Au (ppm)
Date: 2014-03-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres

Figure 24 – Channel samples, WB2013TR008

Virginia Mines

Wabamisk Project

March 2014

Mines Virginia
WB2013TR009
Channel samples
Au (ppm)
Date: 2014-02-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres
Trench outline
Channel number
333252 1.2
Sample number-Au (ppm)
ATV trail
387 130 mE
387 140 mE
387 150 mE
387 160 mE
387 170 mE
387 180 mE
387 190 mE
5 782 480 mN
5 782 470 mN
5 782 460 mN
5 782 450 mN
5 782 440 mN
WB2013TR009-R1
WB2013TR009-G1
WB2013TR009-G2
WB2013TR009-G3
WB2013TR009-G4
WB2013TR009-G5
363806 0,022
363808 0,038
363809 0,015
363810 -0,005
363812 0,008
363813 -0,005
363814 -0,005
363815 -0,005
363817 -0,005
363818 -0,005
363819 0,006
363821 0,071
363822 0,006
363823 0,006
363824 -0,005
363825 0,01
363826 0,017
363828 0,008
363829 0,015
363830 0,006
363832 0,005
363833 0,029
363834 0,005
363835 0,008
363837 0,009
363838 0,008
363801 0,051
363802 0,005
363803 0,012
363804 0,044
363805 0,005

Figure 25 – Channel samples, WB2013TR009

Virginia Mines

Wabamisk Project

March 2014

386.940.mE
386.950.mE
386.960.mE
386.970.mE
386.980.mE
386.990.mE
5.782.680.mN
5.782.670.mN
5.782.660.mN
5.782.650.mN
5.782.640.mN
WB2013TR010-G1
WB2013TR010-R1
WB2013TR010-R2
WB2013TR010-R3
0,007
363599 0,006
363481 0,006
363482 -0,005
363483 0,005
-0,005
363485 -0,005
363486 -0,005
363488 -0,005
363489 0,005
363490 0,005
363492 0,009
363493 -0,005
363494 0,005
363495 0,007
363497 -0,005
363498 0,01
363499 0,014
363601 0,009
363602 0,008
363619 -0,005
363621 0,009
363622 7,13
363623 0,007
363624 -0,005
0,01
-0,005
363628 0,005
363629 -0,005
-0,005
-0,005
0,024
0,006
-0,005
0,03
0,032
0,009
0,008
0,006
0,02
0,007
0,009
0,008
0,046
0,025
0,021
0,025
Trench outline
Channel number
Sample number-Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR010
Channel samples
Au (ppm)
Date: 2014-03-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 26 – Channel samples, WB2013TR010

Virginia Mines

Wabamisk Project

March 2014

5 782 670 mN
5 782 660 mN
5 782 650 mN
5 782 640 mN
5 782 630 mN
5 782 620 mN
5 782 610 mN
386 880 mE
386 890 mE
386 900 mE
386 910 mE
386 920 mE
363654 -0,005
363653 -0,005
363652 0,012
363650 0,012
363649 0,005
363648 -0,005
363646 -0,005
363645 -0,005
363644 -0,005
363643 0,005
363642 -0,005
363641 -0,005
363639 -0,005
363638 -0,005
363655 -0,005
WB2013TR011-R1
WB2013TR011-G1
WB2013TR011-R3
363659 -0,005
363661 -0,005
363662 -0,005
363663 -0,005
363664 -0,005
363665 0,009
363666 0,015
363668 -0,005
363669 0,01
363670 -0,005
363672 -0,005
WB2013TR011-R2
363657 -0,005
363658 -0,005
WB2013TR011-R4
363673 -0,005
363674 -0,005
363675 -0,005
363677 -0,005
363678 -0,005
363679 -0,005
363681 -0,005
363682 -0,005
363683 -0,005
363684 -0,005
363685 -0,005
363686 -0,005
Trench outline
Channel number
Sample number-Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR011
Channel samples
Au (ppm)
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 27 – Channel samples, WB2013TR011

Virginia Mines

Wabamisk Project

March 2014

5 782 560 mN
386 930 mE
386 940 mE
386 950 mE
386 960 mE
386 970 mE
386 980 mE
386 990 mE
5 782 550 mN
5 782 540 mN
5 782 530 mN
5 782 520 mN
WB2013TR012-R1
WB2013TR012-G1
363701 0,008
363702 0,099
363703 0,006
363704 0,006
363705 0,006
363706 -0,005
363708 0,01
363709 0,028
363710 -0,005
363712 0,007
363713 0,009
363714 0,007
363715 0,014
363717 0,047
363718 0,024
363719 -0,005
363721 -0,005
Trench outline
Channel number
Sample number- Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR012
Channel samples
Au (ppm)
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 28 – Channel samples, WB2013TR012

Virginia Mines

Wabamisk Project

March 2014

386 930 mE
386 940 mE
386 950 mE
386 960 mE
386 970 mE
386 980 mE
386 990 mE
5 782 460 mN
5 782 450 mN
5 782 440 mN
5 782 430 mN
WB2013TR013-R1
363201 0,005
363202 -0,005
363203 0,006
363204 0,005
363205 -0,005
363206 0,005
363208 0,005
363209 0,007
WB2013TR013-R2
363210 0,006
363212 -0,005
363213 0,005
363214 0,005
363215 0,007
363217 0,006
363218 0,007
363219 0,008
363221 -0,005
363222 -0,005
363223 -0,005
363224 -0,005
363225 -0,005
WB2013TR013-R3
363226 -0,005
363228 -0,005
WB2013TR013-R4
363229 -0,005
363230 0,005
363232 -0,005
363233 -0,005
363234 -0,005
Trench outline
Channel number
Sample number-Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR013
Channel samples
Au (ppm)
Date: 2014-03-
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 29 – Channel samples, WB2013TR013

Virginia Mines

Wabamisk Project

March 2014

386 740 mE
386 750 mE
386 760 mE
386 770 mE
386 780 mE
386 790 mE
5 782 450 mN
5 782 440 mN
5 782 430 mN
5 782 420 mN
5 782 410 mN
WB2013TR014-R1
WB2013TR014-R2
363101
363102
363103
0,012
0,012
-0,005
363104 0,024
363105 0,006
363106 0,008
363108 0,008
363109 0,009
363110 0,007
363112 0,006
363113 0,022
363114 0,011
363115 0,007
363117 0,011
363118 0,008
363119 0,007
Trench outline
Channel number
Sample number-Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR014
Channel samples
Au (ppm)
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 30 – Channel samples, WB2013TR014

Virginia Mines

Wabamisk Project

March 2014

386 720 mE
386 730 mE
386 740 mE
386 750 mE
386 760 mE
386 770 mE
386 780 mE
5.782.520 mN
5.782.510 mN
5.782.500 mN
5.782.490 mN
WB2013TR015-R1
WB2013TR015-R2
WB2013TR015-G1
WB2013TR015-R3
Trench outline
Channel number
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR015
Channel samples
Au (ppm)
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 31 – Channel samples, WB2013TR015

Virginia Mines

Wabamisk Project

March 2014

Mines Virginia
WB2013TR016
Channel samples
Au (ppm)
Date: 2014-03-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres
Trench outline
Channel number
Sample number-Au (ppm)
ATV trail
WB2013TR016-R1
WB2013TR016-R2
WB2013TR016-R3
WB2013TR016-R4
363886 -0,005
363888 -0,005
363889 -0,005
363890 0,009
363892 -0,005
363893 0,01
363894 0,015
363895 0,023
363897 0,108
363899
363898
363301
0,188
-0,005
0,015
363302 0,015
363303 0,007
363304 0,083
363305 0,098
363306 0,007
363308 0,028
363309 0,017
363310 0,079
363312 0,151
363313 0,012
363314 0,007
363315 0,008
363317 0,007
363318 0,008
363319 0,016
363321 0,132
363322 0,193
363323 0,074
363324 0,005
363325 0,013
363326 0,013
363328 -0,005
363329 0,005
363330 0,007
363332 0,012
386 230 mE
386 240 mE
386 250 mE
386 260 mE
386 270 mE
386 280 mE
386 290 mE
5.782 630 mN
5.782 620 mN
5.782 610 mN
5.782 600 mN
5.782 590 mN

Figure 32 – Channel samples, WB2013TR016

Virginia Mines

Wabamisk Project

March 2014

386 060 mE
386 070 mE
386 080 mE
386 090 mE
386 100 mE
386 110 mE
386 120 mE
5.782.550 mN
5.782.540 mN
5.782.530 mN
5.782.520 mN
5.782.510 mN
WB2013TR017-R1
363122 0,037
363123 0,044
363124 0,031
363125 0,167
WB2013TR017-G1
363121 0,126
WB2013TR017-R2
363126 0,117
363128 0,159
363129 0,045
363130 0,023
0,017
363133 0,077
363134 0,063
0,116
0,018
0,059
0,063
0,043
363132
0,044
WB2013TR017-R3
0,057
WB2013TR017-R4
0,014
0,039
0,026
0,02
363142
363143
363144
363135
363145
363137
363146
363138
363148
363139
363141
WB2013TR017-R5
0,017
363149
013TR038-R1
Trench outline
Channel number
Sample number-Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR017
Channel samples
Au (ppm)
Date: 2014-02-
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 33 – Channel samples, WB2013TR017

Virginia Mines

Wabamisk Project

March 2014

386 490 mE
386 500 mE
386 510 mE
386 520 mE
386 530 mE
386 540 mE
5 783 340 mN
5 783 330 mN
5 783 320 mN
5 783 310 mN
5 783 300 mN
WB2013TR019-R1
363799 -0,005
368401 0,007
368402 -0,005
368403 0,007
368404 0,014
368405 -0,005
368406 0,01
368408 0,026
368409 0,025
368410 0,011
368412 0,018
368413 0,009
368414 0,008
368415 0,006
368417 0,022
368418 0,033
368419 0,008
368421 0,019
WB2013TR018-R1
363154 0,008
363155 -0,005
363157 -0,005
363158 0,018
363159 0,008
363161 0,006
363162 0,008
Trench outline
Channel number
Sample number- Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR018, 019 Channel samples Au (ppm)
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 34 – Channel samples, WB2013TR018 and -019

Virginia Mines

Wabamisk Project

March 2014

WB2009TR012ext-R1
WB2009TR012ext-G2
WB2009TR012ext-G1
WB2009TR012ext-R2
WB2009TR012ext-R3
386 630 mE
386 640 mE
386 650 mE
386 660 mE
386 670 mE
5 783 370 mN
5 783 360 mN
5 783 350 mN
5 783 340 mN
5 783 330 mN
5 783 320 mN
363363 -0,005
363364 -0,005
363365 -0,005
363366 -0,005
363368 0,016
363369 0,011
363370 0,011
363372 0,01
363373 0,014
363374 0,009
363375 0,007
363377 -0,005
363378 -0,005
363379 0,041
363381 0,008
363382 0,011
363383 0,027
363384 0,022
363385 0,038
363386 0,025
363388 0,01
363389 0,015
363390 -0,005
368638 0,397
363392 0,008
363393 0,005
363394 0,008
368639 -0,005
363395 0,01
363397 0,022
363398 -0,005
363399 0,007
368601 0,024
368602 0,006
368603 0,011
368604 0,01
368605 0,012
368606 0,015
368608 0,009
368609 0,008
368610 0,005
368612 0,01
368613 0,009
368614 0,009
368615 0,019
368617 0,023
368618 0,046
368619 0,023
368621 0,008
368622 0,007
368623 0,017
368624 -0,005
368625 -0,005
368626 -0,005
368628 0,042
368629 0,008
368630 0,009
368632 0,006
368633 0,008
368634 0,008
368635 -0,005
368637 0,007
Trench outline
Channel number
Sample number-Au (ppm)
1.2
ATV trail
Mines Virginia
WB2009TR012ext Channel samples Au (ppm)
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 35 – Channel samples, WB2009TR012EXT

Virginia Mines

Wabamisk Project

March 2014

386 070 mE
386 080 mE
386 090 mE
386 100 mE
386 110 mE
5 783 160 mN
5 783 150 mN
5 783 140 mN
5 783 130 mN
5 783 120 mN
5 783 110 mN
5 783 100 mN
WB2013TR020-R1
363235 0,005
363237 -0,005
363238 -0,005
363239 -0,005
363241 0,005
363242 -0,005
363243 0,005
363244 0,006
WB2013TR020-R2
363245 0,005
363246 0,01
363248 0,005
363249 -0,005
363250 0,005
Trench outline
Channel number
363252 1.2
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR020
Channel samples
Au (ppm)
Date: 2014-03-0
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres

Figure 36 – Channel samples, WB2013TR020

Virginia Mines

Wabamisk Project

March 2014

5.783.010 mN
5.783.000 mN
5.782.990 mN
5.782.980 mN
5.782.970 mN
5.782.960 mN
5.782.950 mN
385.720 mE
385.730 mE
385.740 mE
385.750 mE
WB2013TR021-R1
WB2013TR021-R2
WB2013TR021-R3
363252 0,005
363253 -0,005
363254 -0,005
363255 0,006
363257 -0,005
363258 0,006
363259 0,006
363261 0,01
363262 0,007
363263 0,007
363264 -0,005
363265 0,006
363266 0,006
363268 -0,005
363269 0,008
363270 -0,005
363272 -0,005
363273 0,005
363274 -0,005
363275 -0,005
363278 0,005
363277 -0,005
363279 -0,005
363281 0,027
363282 0,006
363283 0,049
363284 0,005
363285 -0,005
363286 -0,005
363288 0,008
363289 0,006
363290 0,005
363292 0,01
363293 0,027
363294 0,008
363295 0,007
363297 0,009
363298 0,006
363299 -0,005
368701 -0,005
368702 -0,005
368703 -0,005
368704 0,005
368705 -0,005
368706 -0,005
368708 0,017
368709 0,009
Trench outline
Channel number
Sample number- Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR021
Channel samples
Au (ppm)
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 37 – Channel samples, WB2013TR021

Virginia Mines

Wabamisk Project

March 2014

385 270 mE
385 280 mE
385 290 mE
385 300 mE
385 310 mE
5 783 190 mN
5 783 180 mN
5 783 170 mN
5 783 160 mN
5 783 150 mN
5 783 140 mN
WB2013TR022-R1
WB2013TR022-R2
368710 -0,005
368712 0,005
368713 0,007
368714 -0,005
368715 0,005
368717 -0,005
368718 -0,005
368719 0,005
368721 -0,005
368722 -0,005
368723 -0,005
368724 -0,005
368725 -0,005
368726 -0,005
0,007
368730
-0,005
-0,005
368728
-0,005
368729
-0,005
368732
368733 -0,005
368734 -0,005
368735 -0,005
368737 -0,005
-0,005
368738
368739 -0,005
368741 -0,005
0,005
-0,005
368743
368742
Trench outline
Channel number
Sample number- Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR022
Channel samples
Au (ppm)
Author:
Office
Drawing
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 38 – Channel samples, WB2013TR022

Virginia Mines

Wabamisk Project

March 2014

385 100 mE
385 110 mE
385 120 mE
385 130 mE
385 140 mE
5 783 180 mN
5 783 170 mN
5 783 160 mN
5 783 150 mN
5 783 140 mN
5 783 130 mN
WB2013TR023-R1
368641 0,015
368642 0,01
368643 0,009
368644 0,038
368645 0,063
368646 0,034
368648 0,01
368649 -0,005
368650 -0,005
368652 0,005
368653 -0,005
WB2013TR023-R2
368654 -0,005
368655 0,005
368657 0,008
368658 0,005
368659
-0,005
368661
0,005
0,148
368662
WB2013TR023-R3
-0,005
368663
368664 0,005
368665 0,012
368666 0,008
368668 0,009
WB2013TR023-G1
368669 0,018
Trench outline
Channel number
Sample number- Au (ppm)
ATV trail
Mines Virginia
WB2013TR023
Channel samples
Au (ppm)
Date: 2014-02-0
Author:
Office
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 39 – Channel samples, WB2013TR023

Virginia Mines

Wabamisk Project

March 2014

5 783 520 mN
5 783 510 mN
5 783 500 mN
5 783 490 mN
5 783 480 mN
5 783 470 mN
5 783 460 mN
385 930 mE
385 940 mE
385 950 mE
385 960 mE
385 970 mE
WB2013TR024-R1
WB2013TR024-G1
WB2013TR024-R2
Trench outline
Channel number
Sample number- Au (ppm)
ATV trail
Mines Virginia
WB2013TR024
Channel samples
Au (ppm)
1:250
UTM Zone 18 (NAD 27 for Canada)
metres

Figure 40 – Channel samples, WB2013TR024

Virginia Mines

Wabamisk Project

March 2014

385 880 mE
385 890 mE
385 900 mE
385 910 mE
385 920 mE
5 783 480 mN
5 783 470 mN
5 783 460 mN
5 783 450 mN
5 783 440 mN
5 783 430 mN
WB2013TR025-R1
WB2013TR025-R2
WB2013TR025-G1
WB2013TR025-G2
368538 0,01
368539 -0,005
368541 -0,005
368542 0,006
368543 0,016
368544 -0,005
368545 0,008
368546 -0,005
368548 0,006
368549 0,008
368550 -0,005
368552 0,006
368553 -0,005
368554 0,01
368555 -0,005
368557 0,007
368558 0,006
368559 0,01
368561 0,007
368562 0,008
368563 0,007
368564 0,018
368565 0,008
368566 0,008
368568 0,012
368569 0,012
368570 0,008
368572 0,008
368573 0,011
368574 0,011
368575 -0,005
368577 0,008
368578 0,009
368579 0,009
368581 -0,005
368582 0,011
368583 -0,005
368584 -0,005
368585 -0,005
368586 -0,005
Mines Virginia
WB2013TR025
Channel samples
Au (ppm)
Date: 2014-03-0
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres
Trench outline
Channel number
Sample number- Au (ppm)
ATV trail

Figure 41 – Channel samples, WB2013TR025

Virginia Mines

Wabamisk Project

March 2014

385 970 mE
385 980 mE
385 990 mE
386 000 mE
386 010 mE
5 783 420 mN
5 783 410 mN
5 783 400 mN
5 783 390 mN
5 783 380 mN
5 783 370 mN
WB2013TR026-R1
WB2013TR026-R2
WB2013TR026-R3
368422 0,014
368423 0,016
368424 0,01
368426
368425
368428
0,014
0,01
0,008
368429 0,005
368430 0,008
368432 0,008
368433 0,009
368434 0,009
368435 0,008
368437 0,006
368438 0,011
368439 0,005
Trench outline
Channel number
Sample number- Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR026
Channel samples
Au (ppm)
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 42 – Channel samples, WB2013TR026

Virginia Mines

Wabamisk Project

March 2014

384 990 mE
385 000 mE
385 010 mE
385 020 mE
385 030 mE
5 783 120 mN
5 783 110 mN
5 783 100 mN
5 783 090 mN
5 783 080 mN
5 783 070 mN
5 783 060 mN
WB2013TR028-G3
WB2013TR028-G2
WB2013TR028-G4
WB2013TR028-G1
WB2013TR028-R2
WB2013TR028-R1
WB2013TR028-R3
WB2013TR028-R4
WB2013TR027-G2
WB2013TR027-R1
WB2013TR027-G1
368801
368802
368803
368804
368588
368589
368590
368592
368593
368594
368595
368597
368598
368599
368806
368808
368809
368810
368812
368813
368814
368815
368817
368818
368805
368670
368672
368673
368674
368675
368677
368678
368679
368681
368682
368683
368684
368685
368686
368688
368689
368690
368692
368693
368694
368695
368697
368698
368699
Trench outline
Channel number
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013 TR027-028 Channel samples Au (ppm)
Date: 2014-03-03
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres

Figure 43 – Channel samples, WB2013TR027-028

Virginia Mines

Wabamisk Project

March 2014

5 781 850 mN
5 781 840 mN
5 781 830 mN
5 781 820 mN
5 781 810 mN
5 781 800 mN
5 781 790 mN
382 950 mE
382 960 mE
382 970 mE
382 980 mE
WB2013TR029-R1
WB2013TR029-R2
WB2013TR029-R3
WB2013TR029-R4
WB2013TR029-R5
WB2013TR029-R6
WB2013TR029-R7
WB2013TR029-G1
WB2013TR029-G2
WB2013TR029-G3
368826 0,033
368828 0,03
368829 0,015
368830 0,052
368832 0,048
368833
368834
368835
0,05
0,162
0,035
368819 0,085
368823 0,032
368824 0,037
368825 0,063
368837 0,07
0,181
368821
368838 0,074
368839 0,066
368842
368841 0,056
0,018
368843 0,035
368844 0,148
368845
368822
0,278
368846
0,012
0,167
0,066
368848
368849 0,025
Trench outline
Channel number
Sample number- Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR029
Channel samples
Au (ppm)
Author:
Office
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 44 – Channel samples, WB2013TR029

Virginia Mines

Wabamisk Project

March 2014

5.782.180.mN
5.782.170.mN
5.782.160.mN
5.782.150.mN
5.782.140.mN
5.782.130.mN
5.782.120.mN
396.530.mE
396.540.mE
396.550.mE
396.560.mE
WB2013TR031-R1
WB2013TR031-R2
WB2013TR030-R3
WB2013TR030-R2
WB2013TR030-G1
WB2013TR030-R1
361841
361842 -0,005
0,006
361843 0,009
361844 0,013
361845 0,009
361846 0,015
361848 0,019
361849 -0,005
361850 0,005
361852 0,007
361853 0,012
361854 0,038
361877 0,008
361878 0,006
361879 0,008
361881 -0,005
361882 0,007
361883 0,007
361884 -0,005
361885 0,008
361886 0,008
361888 0,006
361889 0,006
361859 0,018
361861 0,005
361862 -0,005
361863 -0,005
361864 0,007
0,005
0,006
-0,005
3,67
0,017
361870 -0,005
361872 0,01
361873 0,01
361865
361866
361868
361869
361890
361855 0,006
361857 0,015
361858 0,042
Trench outline
Channel number
Sample number-Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR030-31
Channel samples
Au (ppm)
Date: 2014-02-03
Author:
Office
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 45 – Channel samples, WB2013TR030-031

Virginia Mines

Wabamisk Project

March 2014

396 370 mE
396 380 mE
396 390 mE
396 400 mE
396 410 mE
5 782 190 mN
5 782 180 mN
5 782 170 mN
5 782 160 mN
5 782 150 mN
5 782 140 mN
WB2013TR032-R1
361874 0,035
361875 0,174
361892 0,036
361893 0,01
361894 0,135
361895 0,027
361897 0,03
361898 0,112
361899 -0,005
363401 0,079
363402 0,011
363403 0,152
WB2013TR032-R2
363404 -0,005
363405 -0,005
363406 0,005
Trench outline
Channel number
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR032
Channel samples
Au (ppm)
Author:
Office
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres

Figure 46 – Channel samples, WB2013TR032

Virginia Mines

Wabamisk Project

March 2014

383 450 mE
383 460 mE
383 470 mE
383 480 mE
383 490 mE
5 782 530 mN
5 782 520 mN
5 782 510 mN
5 782 500 mN
5 782 490 mN
5 782 480 mN
WB2013TR033-R1
368441
0,179
368442
0,128
368443
0,289
368444
0,065
0,02
368464
368445
WB2013TR033-G3
368446
0,117
0,08
0,427
368448
368449
-0,005
WB2013TR033-R2
368450
0,018
368452
0,01
-0,005
368453
WB2013TR033-G1
0,042
0,051
0,049
WB2013TR033-R3
0,929
368457
0,117
WB2013TR033-G2
368458
0,062
368462
368463
368459
0,172
368461
0,238
368454
368455
Trench outline
Channel number
33252
1.2
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR033
Channel samples
Au (ppm)
Date: 2014-03-0
Author:
Office
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 47 – Channel samples, WB2013TR033

Virginia Mines

Wabamisk Project

March 2014

383 380 mE
383 390 mE
383 400 mE
383 410 mE
383 420 mE
5 782 500 mN
5 782 490 mN
5 782 480 mN
5 782 470 mN
5 782 460 mN
5 782 450 mN
WB2013TR034-R1
368744 0,23
368745 0,083
368746 0,146
368748 0,041
368749 0,076
WB2013TR034-G1
368763 0,096
368750 0,089
WB2013TR034-G2 0,039
0,03
368764
368752
368753 0,039
0,074 368754
368765 0,169
0,907 368755
WB2013TR034-G3
368757 0,531
368758 0,09
368759 2,1
368761 0,359
368762 0,682
Trench outline
Channel number
Sample number-Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR034
Channel samples
Au (ppm)
Author:
Office:
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres

Figure 48 – Channel samples, WB2013TR034

Virginia Mines

Wabamisk Project

March 2014

387 110 mE
387 120 mE
387 130 mE
387 140 mE
387 150 mE
5.782 330 mN
5.782 320 mN
5.782 310 mN
5.782 300 mN
5.782 290 mN
5.782 280 mN
WB2013TR036-R1
363784 -0,005
363785 -0,005
363786 -0,005
363788 0,005
363789 0,006
363790 -0,005
363792 -0,005
363793 -0,005
363794 -0,005
363795 -0,005
363797 0,007
363798 -0,005
WB2013TR037-R2
364414 -0,005
364415 -0,005
364417 -0,005
364418 0,017
364419 0,017
WB2013TR037-R3
364430 0,038
364432 0,021
WB2013TR037-R1
364421
364401 0,026
364402 0,012
364403 0,01
364404 0,013
364405 0,035
364406 0,022
364408 0,009
364409 0,009
364410 0,008
364412 0,017
364413 0,015
0,033 364422
0,036 364423
0,012 364424
-0,005 364425
-0,005 364426
-0,005
-0,005 364428
0,006 364429
Trench outline
Channel number
1.2
Sample number-Au (ppm)
ATV trail
Mines Virginia
WB2013TR036-037
Channel samples
Au (ppm)
1:250
UTM Zone 18 (NAD 27 for Canada)
0 2,5 5 10
metres

Figure 49 – Channel samples, WB2013TR036-037

Virginia Mines

Wabamisk Project

March 2014

386 060 mE
386 070 mE
386 080 mE
386 090 mE
5 782 520 mN
5 782 510 mN
5 782 500 mN
5 782 490 mN
5 782 480 mN
5 782 470 mN
WB2013TR038-R1
364455 0,721
364457 0,015
364458 0,116
364459 0,135
364461 0,012
364462 0,008
364463 0,008
364464 0,125
364465 0,503
364466 0,014
364468 0,096
WB2013TR038-G1
0,4
364469
364474
0,305
WB2013TR038-R3
0,071
WB2013TR038-R2
0,017
0,052
364472
364470
364473
Trench outline
Channel number
Sample number- Au (ppm)
1.2
ATV trail
Mines Virginia
WB2013TR038
Channel samples
Au (ppm)
Author:
Office
Drawing:
1:250
UTM Zone 18 (NAD 27 for Canada)
0
2,5
5
10
metres

Figure 50 – Channel samples, WB2013TR038

9.3. Whole-rock survey

Virginia Mines

Wabamisk Project

March 2014

An orientation whole-rock survey were also undertaken during the latter part of the summer and into the early fall.  180 samples of unaltered or least-altered siliciclastic sedimentary rock (greywacke, arenite and siltstone) and lesser mafic-ultramafic igneous rock were selected for whole-rock analyses more-or-less systematically across the property (Figure 7 and Map 5).  The Al2O3-TiO2 ratios were then examined and the rocks separated into 3 groups (Figure 51).  With the exception of group 3, the mafic-ultramafic rocks, the TiO2-Al2O3 ratio in siliciclastic sedimentary rock can be used to qualitatively determine provenance.  Groups 1 and 1A, with the lowest TiO2 values, appear to have a more granitic provenance than groups 2 and 4, which could have been derived from more mafic rocks such as andesites.  Group 5 only has a few samples so not much more can be said regarding its origins.

382 000 mE
384 000 mE
386 000 mE
388 000 mE
390 000 mE
392 000 mE
394 000 mE
5 784 000 mN
5 782 000 mN
5 780 000 mN
5 778 000 mN
5 776 000 mN
2013NW grid
CIT gold corridor
Main Stripped zone
2012 grid
Wabamisk property
Anatacau property
2013 SW grid
Mafic-ultramafic rock (group 3)
Groupe 1
Groupe 1A
Groupe 2
Groupe 4
Group 5
Siliciclastic rock
I2J
I1M
I2F
I1D
I1C
S6
S2-S3
S4
S9
I1G
V2 (TU)
V1-V2
V1B
I3A-I2J
V3B-(M16)
V3B-M16
Mines Virginia
WRA groups based on Al2O3-TiO2 ratios
Author: fchartrand
Office
Drawing:
Scale: 1:50000
Projection: UTM Zone 18 (NAD 27 for Canada)
0
0.5
1
2
kilometres

Figure 51 – Location of WRA samples that have been divided into different lithological groups based upon Al2O3-TiO2 ratio.

9.4. Till survey

An orientation till survey was undertaken during the latter part of the summer and into the early fall.  The till was sampled in five areas down-ice from existing gold showings (Figure 9).  For the till survey a total of 223 till samples of 1-kg each were analyzed for gold and multi-elements (Map 6).  Gold grains in the till samples were also counted and described.

Although results have not yet been studied in detail, it is evident that the presence of the gold showings does not appear to be reflected in the till.  This suggests that the till in these areas could be exotic and not locally derived.

ITEM 10 DRILLING

This section does not apply to this report.

Virginia Mines

Wabamisk Project

March 2014

ITEM 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

Outcrop and channel samples were collected by Virginia personnel and stored at the campsite.  Samples from outcrop were collected by using a mallet and cold chisel, while channel samples were sawn with a gas-powered diamond blade rock saw.  The samples were placed into plastic bags with a sample tag and then brought to the camp, where they awaited shipment to the ALS laboratory in Val-d’Or by truck.  The driver of the vehicle, Pascal Morissette, is employed by Services Techniques Géonordique, a consulting firm hired on a regular basis by Virginia Mines.  The channel samples were shipped to the laboratory in batches of 20.

Gold was analyzed by fire assay fusion/atomic absorption, the Au-AA23 method of ALSCHEMEX laboratories, when the presence of coarse grained gold was not anticipated.    These samples were crushed in their entirety at the ALS Minerals preparation laboratory in Val-d’Or to >70% passing 2 mm (10 mesh; ALS Minerals procedure CRU-31).  A 200- to 250-g sub-sample was obtained after splitting the finer material (< 2 mm).  The split portion derived from the crushing process was pulverized using a ring mill to > 85% passing 75 µm (200 mesh - ALS Minerals procedure PUL-31).  From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Minerals laboratory for assay, typically on a 30 gram sample.  For the samples with the values higher than 10 g/t Au, the analysis was repeated with the Au-GRA21 procedure (AAS followed by gravimetric finish).  Other concentration of other elements, including Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sn, Sr, Th, Ti, Tl, U, V, W and Zn, were determined by the ME-ICP41 procedure (aqua regia digestion followed by ICP-AES analysis).   The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference.

The authors are of the opinion that sample preparation, security and analytical procedures were adequate to ensure the quality of the analytical results.

ITEM 12 DATA VERIFICATION

The authors of the present report were directly involved in collecting, recording, interpreting and presenting the data in this report and in the accompanying maps and sections.  Data was reviewed and checked by the authors and is believed to be accurate.

In addition to the internal quality checks used by the ALS CHEMEX laboratory, the exploration work conducted by Virginia Mines was undertaken using a quality assurance and quality control program according to industry standards for early-stage exploration projects. These procedures are essential to monitor and control (1) accuracy, (2) precision and (3) possible contamination of the samples.  For this campaign, gold standards and blanks were employed to monitor the assay results of the drill core samples.

Typically, each batch of 20 consisted of sixteen channel samples, a blank and three gold standards of different grade.  In all, five gold standards from Rocklabs Inc. and two standards from Analytical Solutions Limited were used during the campaign.  The blank and standards were placed numbered sequence at pre-determined positions.  In all, 99 blanks, 31 SH65 standards, 20 SH69 standards, 46 SK62 standards, 53 SL61 standards, 45 WG1 standards, 49 OREAS-203 standards and 53 OREAS-208 standards were used during the campaign.  This represents a total of 396 quality control samples that were used to monitor 1600 channel samples analyses, or 24.75%. The Rocklabs’ reference materials used, which are composed of various mixtures of feldspar, basalt, pyrite and gold-bearing minerals, were (1) SH65, grading 1.348 g/t Au; (2) SH69, grading 1.346 g/t Au; (3) SK62, grading 4.074 g/t Au; (4) SL61, grading 5.931 g/t Au and (5) WG1, grading 1.42 g/t Au.  The Analytical Solutions reference materials used, which are composed of mafic volcanic rock, were OREAS 203, grading 0.871 g/t Au and OREAS 208, grading 9.248 g/t Au. Two types of uncertified blanks were used that commonly employed in the landscaping industry, crushed limestone and crushed dolomitic limestone.

Virginia Mines

Wabamisk Project

March 2014

12.1 Reference material validation

The standards were used to monitor accuracy and precision.  Their values were inserted into a Microsoft Excel template designed by the qualified staff at Rocklabs and interpreted according to the recommendations listed in the template and given a qualifier (good, industry typical, need improvement or something wrong).  The results for each standard using the Au-AA23 method for analyzing gold are described below.

12.1.1. Standard SH65 (1.348 g/t Au)

The process charts and table results are presented in Appendix 12a-b.  The precision for Au expressed as the percentage of relative standard deviation, is 4.5% (industry typical), while the accuracy expressed as the percentage difference from the assigned value is -2.5%.  There are no gross outliers (good).  There are no gross outliers (good).

12.1.2. Standard SH69 (1.346 g/t Au)

The process charts and table results are presented in Appendix 12c-d.  The precision for Au expressed as the percentage of relative standard deviation, is 2.4% (good), while the accuracy expressed as the percentage difference from the assigned value is -2.2%.  There are no gross outliers (good).

12.1.3. Standard SK62 (4.075 g/t Au)

The process charts and table results are presented in Appendix 12e-f.  The precision for Au expressed as the percentage of relative standard deviation, is 3.8% (industry typical), while the accuracy expressed as the percentage difference from the assigned value is -3.6%.  There are no gross outliers (good).

12.1.4. Standard SL61 (5.931 g/t Au)

The process charts and table results are presented in Appendix 12g-h.  The precision for Au expressed as the percentage of relative standard deviation, is 2.4% (good), while the accuracy expressed as the percentage difference from the assigned value is -3.2%.  There are no gross outliers (good).

12.1.5. Standard OREAS 203 (0.871 g/t Au)

The process chart and table results are presented in Appendix 12i-j.  The precision for Au expressed as the percentage of relative standard deviation, is 3.8% (industry typical), while the accuracy expressed as the percentage difference from the assigned value is -3.8%.  There is one gross outlier (industry typical) that is higher than the declared standard value.  It is possible that the standard became contaminated from the previous sample (361655 at 0.288 ppm Au), but if so the contamination is limited to the standard.  It is also possible that another standard such as SH65 or SL69 was used by mistake.

12.1.6. Standard OREAS 208 (9.25 g/t Au)

Virginia Mines

Wabamisk Project

March 2014

The process charts and table results are presented in Appendix 12k-l.  The precision for Au expressed as the percentage of relative standard deviation, is 4.6% (industry typical), while the accuracy expressed as the percentage difference from the assigned value is -0.1%.  There are no gross outliers (good).

12.1.7 Standard WG1 (1.42 g/t Au)

The process charts and table results are presented in Appendix 12m-n.  The precision for Au expressed as the percentage of relative standard deviation, is 4.7% (industry typical), while the accuracy expressed as the percentage difference from the assigned value is -2.0%.  There are no gross outliers (good).

12.2 Blank validation

Blank samples were employed to monitor contamination in the laboratory.  A total of 99 blank samples were inserted in the routine sampling line.  All gold concentrations of the blanks are listed in Appendix 13.  Assays for blanks should be less than 5 times the limit of detection of the analytical method, in this case 0.005 ppm Au for the Au-AA23 method.  Therefore, the gold content in the blank sample should be less than < 0.025 g/t Au to be considered acceptable.  All blank samples, except for number 363431 at 0.64 g/t Au, are under these acceptable limits so we can assume that no significant detectable contamination occurred.  Samples adjacent to number 363431 have very low gold values below 0.1 ppm so no significant contamination appears to have occurred in the sample stream.

ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 15 MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 16 MINING METHODS

This section is not applicable to this report.

ITEM 17 RECOVERY METHODS

This section is not applicable to this report.

ITEM 18 PROJET INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

Virginia Mines

Wabamisk Project

March 2014

ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 CAPITAL AND OPERATING COSTS

This section is not applicable to this report.

ITEM 22 ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 ADJACENT PROPERTIES

The Wabamisk project is adjacent to the north, northeast and west to the Anatacau project.  The Anatacau 207 map-designated claims, totalling 10 952.03 hectares (109.52 km2), are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the project by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia. During the 2012 exploration program on Anatacau, samples with visible gold collected from outcrops AN2012JFD-070 and AN2012JFD-005 returned significant analytical results of 27.6 g/t Au (sample 280964) and 13.1 g/t Au (sample 281185) respectively (Chartrand and Beauchamp, 2013).  In all, 23 samples of the 562 collected had gold values greater than 0.1 g/t including 11 with greater than 0.3 g/t Au.

The Opinaca property, under option to Virginia Mines from Ressources d’Arianne, occurs to the east of the Wabamisk project, straddling the Eastmain road towards the Hydro-Quebec installations at Eastmain-1.  During the summer of 2012, three prospecting teams spent 2 days on the Opinaca property in few areas that remained relatively unexplored. Most samples collected by the teams returned Au values below detection limits. However, one sample collected from a minor quartz vein in basalt graded 3.4 g/t Au. Another sample of rusty basalt returned 0.48 g/t Au, 939 ppm Cu and 9630 ppm Pb.

Eastmain Resources has a property to the northeast of the Wabamisk claims that contains the historic Bear Island and Reservoir showings. Dios Exploration has the AU33 West property to the ESE of the Wabamisk property.  Exploration work from 2011-2012 returned several interesting gold values from a tonalitic-granodioritic intrusive complex to the south of the EM-1 – Muskeg road.  The best results were returned from the T7 trench on the Heberto showing (5.0 g/t gold over 5.25 m and 1.12 g/t gold over 4.5 m over a sheared tonalite. Several anomalous results in the order of 0.5 to 1.1 g/t gold over sections of 0.75 to 2.25 m were obtained from the other trenches.  Dios Exploration property blocks also adjoin the Wabamisk and Anatacau properties to the south.  Independent geologist Peter Bambic holds ground to the west of Wabamisk.

The Assini property, 100% held by Virginia Mines Inc., is adjacent to the northwest part of the Wabamisk property. During the 2012 prospecting, seven (7) samples returned anomalous values in gold or copper. The best sample, returning 8.44 g/t Au and 390 ppm Cu, occurs just outside the Assini property and is actually on the adjacent Wabamisk property along the shore of the Eastmain River. A few other anomalous Au or Cu samples were found along the band of greywacke and paragneiss that lies adjacent to the volcanic belt that was the focus of exploration in previous campaigns. One of these samples occurs approximately 500 meters to the east of a 2011 sample which returned 2.5 g/t Au from a cm-scale quartz vein injected into a greywacke sequence. Another sample approximately 700 m NE of the James Bay highway returned 0.671 g/t Au from a sheared greywacke outcrop. Lastly, two samples from the eastern part of the property returned 1.12 and 1.27 g/t Au from weakly sulfidized greywacke adjacent to quartz veins. The latter two samples occur a few hundred meters to the SE of the 2011 channel sample discovery of 16.1 g/t Au. Channel samples taken near the 2011 channel samples of Assini, one of which returned 16.1 g/t Au, returned weak values with the highest being 2.68 g/t Au over 1.0 m.

Virginia Mines

Wabamisk Project

March 2014

ITEM 24 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 INTERPRETATION AND CONCLUSIONS

The 2013 campaign was successful in discovering several new gold showings and extensions of gold mineralization discovered by earlier Virginia programs.  The most significant new result was the discovery late in the summer of a gold-bearing corridor approximately 8 km to the WNW of the Mustang vein.  This corridor, in which the gold showings appear to occur in two clusters at either end, is almost 3 km long along an E-W direction.  Three gold showings, each with visible gold grains, occur in the corridor.  They are, from west to east, the Challenger, Interceptor and Trailblazer showings.

In the case of the Challenger and Trailblazer showings, scores of fine gold grains were locally observed in the veins.  The gold occurs in quartz veins, quartz veinlets and to some extent the enclosing altered greywacke wall rock.  For the most part, the host rocks consist of fresh fine to medium grained greywacke which becomes variably silicified, sericitized and chloritized as the veins are approached.  Actinolite and tourmaline are also present.  The altered greywacke is also sulfidized, and disseminated pyrite, pyrrhotite and arsenopyrite form up to 7.5% of the rock.  Native gold occurs as fine to medium grains in the quartz vein and adjacent wall rock.  Locally, several dozen gold grains may be observed in hand sample, and grab samples returned values of up to 278 g/t Au (364347) and 351 g/t Au (364453).  Channel samples, however, returned more modest values up to 5.67 g/t Au (364510) over 1.0 m.

The 2013 campaign was also successful in increasing the extent of gold showings that had been previously discovered by Virginia Mines, such as the Powerline and adjacent showings discovered in 2009 and 2011.  These gold-bearing veins occur in greywacke, gabbro and conglomerate to the east of the new gold corridor, and may in fact represent its continuation to the east.  If so, than this corridor would be almost 6 km long and become a significant new target for exploration in the future.

In almost all cases the gold mineralization is associated with centimeter- to meter-scale quartz veins that transect and pervade greywacke and to a lesser extent arenite and siltstone.  When gold occurs in the wall rock, quartz veinlets are almost always present.  However, anomalous gold values found in the altered wall rocks of the Challenger and Interceptor showings may represent a more penetrative style of mineralization.  This style of mineralization may also have been discovered in 2013 on the adjacent Anatacau property.

ITEM 26 RECOMMENDATIONS

Given that significant gold mineralization discovered in the CIT corridor, and that the mineralization appears to be open at either end and at depth, a few diamond boreholes should be drilled to test for mineralization at Challenger, Interceptor and Trailblazer.  A first-pass program should test down to approximately 50 m depth.  These holes could be done at the same time as a second-pass borehole program that should be done on the Mustang vein and Main Stripped zone areas to continue the drilling that was stared in the winter of 2013.

Secondly, since most of the corridor lies outside the 2013 IP survey, the area to the west of the 2013 NW grid should also be covered by a pole-dipole IP survey with 200 m line spacing.  This area should also be prospected in detail during the summer of 2014.  Trenching of IP anomalies and gold showings discovered in 2014 should also be trenched and channel sampled.

Virginia Mines

Wabamisk Project

March 2014

ITEM 27 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Caron, K., 2006. Rapport des travaux d’exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d’exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Carlson, E.H., Eakins, P.R. and Hashimoto, T. 1968.  Region de Grand-Detour – Lacs Village, Territoiore de Mistassini et Nouveau Québec.  Ministère des Richesses naturelles, RG-136, 42 pages

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Wabamisk Property, Québec. Mines Virginia inc., GM 64476.

Cayer, A. and Ouellette, J.-F., 2007. Technical Report and Recommendations. June-July 2006 Exploration Program. Wabamisk Property, Quebec, GM 62888.

Charbonneau, R. 2012.  Soil gas versus B-horizon orientation study 2011, Wabamisk property.  Consultants Inlandsis Enr., GM 67166, 225 pages.

Chartrand, F.M. and Beauchamp, A-M., 2013.  Technical report and recommendations summer 2012 exploration program, Anatacau project, Québec. Mines Virginia Inc.,

55 pages.

Chartrand, F., Beauchamp, A-M. and Savard, M., 2013.  Technical report and recommendations, summer 2012 exploration program, Wabamisk project, Quebec. Mines Virginia Inc., 73 pages.

Chartrand, F.M. and Simard, P., 2013.  Technical Report and Recommendations

Winter 2013 Drilling Program Wabamisk Project, Québec. Mines Virginia Inc.,

51 pages.

D’Amours, I. 2011.  Levé magnétique aéroporté dans le secteur de Nemiscau, Baie-James,

Québec.  Ministère des Ressources naturelles et de la Faune, 8 pages, 44 plans.

Dubois, M. 2012.  Rapport d’interprétation, levé de polarisation provoquée, projet Wabamisk.

Abitibi Géophysique Inc, GM 67104, 67 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Franconi, A. 1978. La bande volcanosédimentaire de la rivière Eastmain inférieure – Rapport géologique final.  Ministère des Richesses naturelles, DRV-574, 184 pages.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Québec, 86 pages, MB 98-10.

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

Virginia Mines

Wabamisk Project

March 2014

Mc Crea, J.G., 1936. Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, R. Rapport géologique et recommandations, travaux de terrain 2007, Projet Wabamisk.  Mines Virginia. Inc., GM 63709, 353 pages.

Poitras, S. 2010. Technical report and recommendations, 2009 geological exploration program.  Wabamisk property, Québec.  GM 65091, 288 pages.

Poitras, S. 2011. Technical report and recommendations, 2010 geological exploration program.  Wabamisk property.  GM 65931, 794 pages.

Savard, M., Vachon D. and Tremblay, M. E.  2011.  Technical report and recommendations 2011 geological exploration program, Wabamisk property, Québec.  Mines Virginia Inc, GM 67165, 608 pages.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

St.-Hilaire, C. 2012.  Heliborne high-resolution aeromagnetic survey, Wabamisk project.  Geodata Solutions GDS Inc, GM 67105, 24 pages.

St.-Hilaire, C. 2011.  Heliborne high-resolution aeromagnetic survey, final technical report, Wabamisk project.  Geodata Solutions GDS Inc, GM 66353, 21 pages.

Sutherland, D. 2011.  SGH – Soil gas hydrocarbon predictive geochemistry, Wabamisk project.  Actlabs Activation Laboratories Ltd., GM 67617, 40 pages

Tshimbalanga, S., 2008a. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Tshimbalanga, S., 2008b. Levés de Polarisation Provoquée et de Magnétométrie, propriété Wabamisk, Grille Isabelle, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vachon, D. and Ouellette, J.-F., 2012. Technical report and recommendations, 2011 drilling program, Wabamisk project, Québec, 31 pages.

Vallières, M. 1988. Des mines et des hommes : Histoire de l’industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

Virginia Mines

Endnotes

FIGURES 1 TO 7

AND APPENDIX 1 TO 13

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